Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity Sims Group Limited (the "**Company**")	
ABN 69 114 838 630	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John L Neu
Date of last notice	21 April 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

dlw 5/16

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Share sale agreement ("**Agreement**") dated 30 March 2007 between Hugo Neu Corporation ("**HNC**"), Votraint No. 1652 Pty Limited ("**Votraint**") and Mitsui & Co., Ltd. ("**Mitsui**") as annexed to Form 603, notice of intitial substantial holder given by Votraint to the ASX on 3 April 2007.
Nature of interest	Under the Agreement HNC has agreed to sell 25,079,792 ordinary shares in the Company (subject to certain adjustments under the Agreement if the total number of issued shares in the Company changes) to Votraint subject to the satisfaction or waiver of certain conditions. Votraint's obligations under the Agreement are guaranteed by Mitsui. John Neu is a director of HNC and a voting trustee of certain trusts which control HNC.
Name of registered holder (if issued securities)	HNC
Date of change	Not applicable - no change as yet.
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	Not applicable - no change as yet.
Interest acquired	Not applicable.
Interest disposed	HNC has agreed to sell 25,079,792 ordinary shares in the Company (subject to certain adjustments under the Agreement if the total number of issued shares in the Company changes) to Votraint, subject to the satisfaction or waiver of certain conditions.
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	$24.00 per share (subject to certain adjustments under the Agreement including for the issue of new ordinary shares in the Company to HNC (other than under the Dividend Reinvestment Plan) or for any splitting or consolidation of the ordinary shares in the Company).
Interest after change	Not applicable - no change as yet.

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SIMS GROUP LIMITED
ABN	69 114 838 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	JEREMY LEIGH SUTCLIFFE
Date of last notice	9 November 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	The Sutcliffe Family Trust, an associate of the Director, is the registered holder
Date of change	13 April 2007
No. of securities held prior to change	62,541 ordinary shares
Class	See above
Number acquired	274 ordinary shares
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$22.59 per ordinary share
No. of securities held after change	62,815 ordinary shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under entity's dividend reinvestment plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

SIMS GROUP LIMITED

ABN

69 114 838 630

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	640,065
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$22.59 per ordinary share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issue of securities under dividend reinvestment plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 April 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	126,039,028	Fully paid ordinary shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Nil	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Rank equally with existing fully paid ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: F. Moratti .... Date: 16/04/2007
Company Secretary

Print name: Frank Moratti

== == == == ==

+ See chapter 19 for defined terms.

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity SIMS GROUP LIMITED	
ABN 69 114 838 630	

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	GEOFFREY NORMAN BRUNSDON
Date of last notice	9 November 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Nil
Date of change	13 April 2007
No. of securities held prior to change	3,407 ordinary shares
Class	Ordinary shares
Number acquired	90 ordinary shares
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$22.59 per ordinary share
No. of securities held after change	3,497 ordinary shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Issue of securities under entity's dividend reinvestment plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Fax Transmission

BLAKE DAWSON WALDRON

LAWYERS

Grosvenor Place
225 George Street
Sydney NSW 2000
Australia

www.bdw.com

Tel + 61 2 9258 6000

DX 355 Sydney

Fax + 61 2 9258 6999

Our reference
IMW AUB 02-1402-7475

Date 3 April 2007

From Stephen Menzies
Tel: (02) 9258 6133

To Australian Securities Exchange
Fax: 1 900 999 279

ASIC Form 603 Notice of initial substantial holder

Dear Sirs

Please find attached a copy of the Form 603 Notice of initial substantial holder. The original form was sent today by Votraint No. 1625 Pty Limited ACN 124 181 531 (substantial holder) to Sims Group Limited ABN 69 114 838 630 which is listed on the Australian Security Exchange as required under section 671B of the *Corporations Act 2001* (Cth).

Yours faithfully

Stephen Menzies
Partner
Tel: (02) 9258 6133
stephen.menzies@bdw.com

Number of pages including this cover sheet 33

Please check that you have received this document in full.
If not, please telephone the sender or call + 61 2 9258 6000.

SYDNEY
MELBOURNE
BRISBANE
PERTH
CANBERRA
PORT MORESBY
SHANGHAI

Associated Office
JAKARTA

Prof ID 6997

Doc ID 202219614_1

Form 603
Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme Sims Group Limited

ABN 69 114 838 630

1. Details of substantial holder (1)

Name Votraint No. 1625 Pty Limited

ACN 124 181 531

The holder became a substantial holder on 30/03/2007

This notice is given on behalf of the holder and related corporations, including Mitsui & Co., Ltd. and its subsidiaries.

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary shares	25,079,792	25,079,792	19.9999995%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Votraint No.1625 Pty Limited	Interest acquired pursuant to conditional sale under the Share Sale Agreement (SSA) (Annexure A)	25,079,792 ordinary shares

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
Votraint No.1625 Pty Limited	Hugo Neu Corporation	Votraint No.1625 Pty Limited (subject to completion of the SSA)	25,079,792 ordinary shares

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	~~Non-cash~~	
Votraint No. 1625 Pty Limited	30/03/2007	$24.00 per share, totalling $601,915,008		25,079,792 ordinary shares

202196439_1

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
Mitsui & Co., Ltd ARBN 001 855 465	Ultimate holding company of Votraint No.1625 Pty Limited

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Votraint No.1625 Pty Limited	Level 35, Grosvenor Place, 225 George Street, Sydney NSW 2000
Mitsui & Co., Ltd	2-1 Ohtemachi 1-Chome, Chiyoda-ku, Tokyo, 100-0004 JAPAN

Signature

print name	Stephen John Menzies	capacity	Director
sign here		date	3/04/ 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown."

(9) Details of the consideration must include any and all benefits, moneys and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

This is **Annexure A** of 29 pages referred to in Form 603.

print name	Stephen John Menzies	capacity	Director
sign here		date	3/ 04/ 2007

CLAYTON UTZ

Share Sale Agreement

Hugo Neu Corporation
Seller

Votraint No. 1652 Pty Limited
Buyer

Mitsui & Co., Ltd.
Guarantor

The Clayton Utz contact for this document is
Rod Halstead/Jonathan Algar on + 61 2 9353 4000

Clayton Utz
Lawyers
Levels 19-35 No. 1 O'Connell Street Sydney NSW 2000 Australia
PO Box H3 Australia Square Sydney NSW 1215
T + 61 2 9353 4000 F + 61 2 8220 6700

www.claytonutz.com

Our reference 126/13530/80048257

Legal\103936091.1

Table of Contents

Agreement dated 30 March 2007

Parties

Hugo Neu Corporation of 120 Fifth Avenue, Suite 600, New York, NY 10011 (**"Seller"**)

Votraint No. 1652 Pty Limited ACN 124 181 531 care of Blake Dawson Waldron, Level 36, 225 George Street, Sydney NSW 2000 (**"Buyer"**)

Mitsui & Co., Ltd. of 2-1 Ohtemachi 1-chome, Chiyoda-ku, Tokyo 100-0004 (**"Guarantor"**)

Background

A. Sims Group Limited ABN 69 114 838 630 is a company limited by shares registered in Victoria with its registered office at Level 6, 41 McLaren Street, North Sydney NSW 2060 (**"Company"**).

B. The Seller is the registered holder of the Shares.

C. The Seller has agreed to sell to the Buyer the Shares and the Buyer has agreed to purchase the Shares on the terms and conditions of this agreement.

D. In consideration of the Seller entering into this agreement, the Guarantor, a company listed on the Tokyo Stock Exchange, has agreed to provide the guarantee to the Seller on the terms and conditions of this agreement.

Operative provisions

The parties agree

1. Definitions and interpretation

1.1 Definitions

In this agreement:

"Acquisition Transaction" means, for the purposes of clause 6.2, a transaction (other than the acquisition of Shares under this agreement) whether through one or more acquisitions by the Buyer and/or an Associate of the Buyer of Sims Shares, or one or more buy-backs or cancellations by the Company of Sims Shares (including any selective buy-back or selective reduction of capital by the Company, buy-back or cancellation by the Company as part of a merger scheme or other Control Transaction but excluding any other buy-backs or cancellations offered to shareholders pro rata by the Company).

"Additional Payment" means the number of Shares multiplied by the Additional Payment Per Share.

"Additional Payment Per Share" means the cash amount in Australian dollars which is equal to 15% of the Completion Payment Per Share as adjusted for any splitting or consolidation of Sims Shares by the Company.

"Additional Shares" has the meaning defined in clause 5.6.

"Associate" has the meaning given to it in section 12(2) of the Corporations Act.

"ASTC Settlement Rules" means the operating rules of the ASX Settlement and Transfer Corporation Pty Ltd ABN 49 008 504 532 in its capacity as a CS facility licensee, as modified from time to time.

"Average Provided Consideration Per Sims Share" has the meaning defined in clause 6.2.

"**Business Day**" means a day (which is not a Saturday, a Sunday or a public holiday) on which banks are open for general banking business in Sydney, Australia.

"**Buyer and Guarantor Warranties**" means the representations and warranties of the Buyer and the Guarantor set out in Schedule 2.

"**Company**" has the meaning defined in paragraph A of the Background recitals.

"**Competing Bidder**" has the meaning defined in clause 4.1(a).

"**Completion**" means completion of the sale of the Shares in accordance with the terms of this agreement.

"**Completion Payment**" means the number of Shares multiplied by the Completion Payment Per Share as may be reduced by the amount of any Other Dividends under clause 2.1(b).

"**Completion Payment Per Share**" means $24.00 per Share (as may be amended under clause 4.1(c)(i)) as adjusted in accordance with clause 5.6 and for any splitting or consolidation of Sims Shares by the Company.

"**Conditions Precedent**" means the conditions precedent set out in clause 3.1.

"**Control Transaction**" means a proposal, whether through one or more transactions, which could involve a person acquiring a Relevant Interest in more than 50% of the Sims Shares or in any Sims Shares from a starting point that is above 50%.

"**Corporations Act**" means the Corporations Act 2001 (Cth), as amended.

"**Counterproposal**" has the meaning defined in clause 4.1(c).

"**Deferred Consideration**" means any Payable Excess or Total Payable Acquisition Excess required to be paid or provided under clause 6.

"**Deferred Consideration Period**" means:

(a) in respect of clause 6.1, the period from the date of this agreement until the date which is 6 months from the date of Completion; and

(b) in respect of clause 6.2, the period from the date of this agreement until the date which is 12 months from the date of Completion.

"**Divestment Transaction**" means, for the purposes of clause 6.1, a transaction involving the divestment or cancellation of any of the Shares including through any selective buy-back or selective reduction of capital, or buy-back or cancellation as part of a merger scheme or other Control Transaction but excluding:

(a) buy-backs or cancellations offered to shareholders pro rata by the Company as part of the Company's capital management; and

(b) any divestment by the Buyer and/or an Associate of the Buyer to an Associate of the Buyer other than a divestment to an Associate unrelated to the Buyer or the Guarantor.

"**Effected Shares**" has the meaning defined in clause 6.1.

"**Encumbrance**" means any mortgage, charge, pledge, lien, encumbrance, assignment, hypothecation, security interest, title retention, preferential right, trust arrangement, contractual right of set-off or any other security agreement or arrangement in favour of any person.

"**End Date**" means 30 June 2007, or any other date as agreed in writing by the parties.

"**Exchange Rate**" with respect to a currency on a date means the rate for converting that currency into Australian dollars which is published on the website of the Reserve Bank of Australia at http://www.rba.gov.au/Statistics/exchange_rates.html on that date or if that date is not a Business Day, the previous Business Day.

"**Government Authority**" means any government or governmental, semi-governmental, administrative, fiscal, regulatory or judicial body, department, commission, authority, tribunal, agency or entity.

"**Interim Dividend**" has the meaning defined in clause 2.1(a)(i)B.

"**Law**" means all statutes, regulations, by-laws, ordinances and other delegated legislation and any rule of common law or equity from time to time.

"**Matching Notice**" has the meaning defined in clause 4.1(a).

"**Nominated Account**" has the meaning defined in clause 5.3.

"**Other Dividends**" has the meaning defined in clause 2.1.

"**Payable Acquisition Excess**" has the meaning defined in clause 6.2.

"**Payable Excess**" has the meaning defined in clause 6.1.

"**Proposal**" has the meaning defined in clause 4.1(a).

"**Provided Consideration Per Sims Share**" has the meaning defined in clause 6.2.

"**Purchase Price**" means the Completion Payment plus any Deferred Consideration.

"**Received Consideration Per Effected Share**" has the meaning defined in clause 6.1.

"**Related Body Corporate**" has the meaning given to that term in the Corporations Act.

"**Relevant Amount**" has the meaning given in clause 6.3.

"**Relevant Interest**" has the meaning given to that term in the Corporations Act.

"**Relevant Period**" has the meaning defined in clause 4.1(b).

"**Security Holder Reference Number**" has the meaning given to it in the ASTC Settlement Rules.

"**Seller Warranties**" means the representations and warranties of the Seller set out in Schedule 1.

"**Shares**" means 25,079,792 fully paid Sims Shares, provided that if the total number of Sims Shares at the date of Completion is other than 125,398,963, "**Shares**" shall mean the lesser of:

(a) the total number of Sims Shares in respect of which the Seller is the registered holder as at the date of this agreement being 32,263,924 and any Additional Shares; and

(b) the total number of Sims Shares at the date of Completion multiplied by 20% and rounded down to the nearest 100 shares.

"**Sims Shares**" means the issued fully paid ordinary shares in the Company from time to time (including the Shares).

"**Standstill and Lock-Up Deed**" means the deed dated 24 June 2005 between the Company, the Seller, Hugo Neu Steel Products, Inc. (now known as HNSP Development, LLC) and Flynn-Learner.

"**State**" means the State of New South Wales.

"**takeover bid**" has the meaning given to that term in the Corporations Act.

"**Threshold Amount**" means in respect of:

(a) any Effected Shares to which clause 6.1 applies, the amount equal to:

(CPS x ES) x (M x 1%)

where

CPS means the Completion Payment Per Share

ES means the number of such Effected Shares

M means the number of full calendar months from the date of Completion until the date on which the Buyer receives the Received Consideration Per Effected Share in respect of such Effected Shares; and

(b) any Sims Shares to which clause 6.2 applies, the amount equal to:

(CPS x NS) x (M x 1%)

where

CPS means the Completion Payment Per Share

NS means the number of Shares

M means the number of full calendar months from the date of Completion until the date on which the Buyer provides the Provided Consideration Per Sims Share in respect of such Sims Shares.

"**Total Payable Acquisition Excess**" has the meaning defined in clause 6.2.

"**Voting Power**" has the meaning given to that term in the Corporations Act.

1.2 Interpretation

In this agreement:

(a) headings are for convenience only and do not affect interpretation;

and unless the context indicates a contrary intention:

(b) the expression "**person**" includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture (whether incorporated or unincorporated), a partnership and a trust;

(c) the word "**including**" or any other form of that word is not a word of limitation;

(d) a reference to any party includes that party's executors, administrators, successors and permitted assigns, including any person taking by way of novation and, in the case of a trustee, includes any substituted or additional trustee;

(e) a reference to any document (including this agreement) is to that document as varied, novated, ratified or replaced from time to time;

(f) words importing the singular include the plural (and vice versa), and words indicating a gender include every other gender;

(g) references to parties, clauses, schedules, exhibits or annexures are references to parties, clauses, schedules, exhibits and annexures to or of this agreement, and a reference to this agreement includes any schedule, exhibit or annexure to this agreement;

(h) where a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning;

(i) a reference to "$" or "**Australian dollar**" is to Australian currency.

1.3 Best endeavours

Any provision of this agreement which requires a party to use best endeavours to procure that something is performed or occurs does not include any obligation:

(a) to pay any money or to provide any financial compensation, valuable consideration or any other incentive to or for the benefit of any person; or

(b) to commence any legal action or proceeding against any person, to procure that that thing is done or happens, except for payment of any applicable fee for the lodgement or filing of any relevant application with any Government Authority; or

(c) to alter its method, as at the date of this agreement, of doing business,

except where that provision expressly specifies otherwise.

1.4 Non Business Days

Except in relation to clause 5, if the day on or by which a party must do something under this agreement is not a Business Day then the party must do it on or by the previous Business Day.

1.5 Governing law

This agreement is governed by and will be construed according to the laws of the State.

2. Sale of Shares

2.1 Sale obligation

(a) The Seller agrees to sell to the Buyer, and the Buyer agrees to purchase from the Seller, the Shares for the Purchase Price:

(i) with all attached or accrued rights on Completion excluding:

A for the avoidance of doubt, any rights under Article 19.6 of the Company's constitution or under clause 3 of the Standstill and Lock-Up Deed;

B the right to receive the interim dividend of 60 cents per Share as announced by the Company on 20 February 2007 ("**Interim Dividend**");

but including the right to receive any dividend other than the Interim Dividend declared or determined by the Company after the date of this agreement and on or before Completion (**"Other Dividends"**); and

(ii) free of any Encumbrance on Completion,

on the terms and conditions of this agreement.

(b) The Seller agrees that the amount of all Other Dividends it may receive on or before Completion shall be subtracted from the Completion Payment.

2.2 Title and risk

Legal and beneficial ownership in and risk in the Shares will pass to the Buyer on Completion.

2.3 Other Sims Shares

It is agreed that nothing in this agreement affects the Seller's rights in respect of any Sims Shares it or its Associates hold in excess of the Shares, including the rights to dispose of or exercise voting rights in respect of those Sims Shares.

3. Conditions Precedent

3.1 Conditions Precedent to Completion

Clauses 2.1, 2.2, 5 and 6 do not become binding on the parties and have no force and effect, and Completion must not take place, until each of the following conditions have been fulfilled or waived in accordance with clause 3.5:

(a) **(Standstill and Lock-Up Condition Precedent)**

the expiry of the restriction in clause 2.3 of the Standstill and Lock-Up Deed in accordance with its terms at the end of 30 April 2007;

(b) **(No restraining orders or notice)**

(i) there is not, in effect any final decision, order or decree issued by a court of competent jurisdiction restraining the acquisition of Shares under this agreement; or

(ii) there is no outstanding written notice from any Government Authority objecting to the acquisition by the Buyer of the Shares or requesting any information relating to the acquisition which request reasonably indicates that the Government Authority is evaluating whether to object to the acquisition, provided that the result of any such objection may reasonably be expected to prevent the Buyer or the Guarantor from realising the reasonably contemplated benefits of the acquisition or have a material adverse effect on the businesses of the Buyer and the Guarantor taken as a whole or the businesses of the Company taken as a whole;

(c) **(Resignation as a director)** the written resignation as a director of the Company and as a director of each other company in the Company group, with effect from Completion, of the director nominated by the Seller under Article 19.6(a)(i)(A) or 19.6(a)(ii) of the Company's constitution;

(d) **(Waiver of director nomination and top-up rights)** the Seller having provided to the Company written notice of the irrevocable waiver by the Seller, with effect from Completion, of its rights under:

(i) Article 19.6 (Nominations by HNC Group) of the Company's constitution; and

(ii) clause 3 of the Standstill and Lock-Up Deed; and

(e) (**Number of Shares**) the Shares comprise at least 15% of the Sims Shares.

3.2 General obligations in relation to Conditions Precedent

Without prejudice to any other obligations of the parties under this agreement neither party shall take any action that will or is likely to hinder or prevent the satisfaction of, in the case of the Seller, the Condition Precedent in clause 3.1(b) or, in the case of the Buyer, any Condition Precedent, except to the extent that such action is required to be done or procured pursuant to, or is otherwise permitted by, this agreement or is required by law.

3.3 Buyer Obligations in relation to the Conditions Precedent

The Buyer must use its best endeavours to ensure that the Condition Precedent in clause 3.1(b) is satisfied as soon as practicable after the date of this agreement and before the End Date provided that if this agreement is not terminated under clause 4.2(b)(i), the Buyer will continue to use its best endeavours to ensure that the Condition Precedent in clause 3.1(b) is satisfied as soon as practicable after the End Date.

3.4 Notification

Each party must in relation to any Condition Precedent notify the other party in writing upon becoming aware of:

(a) the satisfaction of that Condition Precedent, in which case the notifying party must also provide reasonable evidence the Condition Precedent has been satisfied; and

(b) any fact or circumstance which results in that Condition Precedent becoming incapable of satisfaction or may result in that Condition Precedent not being satisfied in accordance with its terms; and

(c) any material development in respect of a Condition Precedent.

3.5 Waiver of Conditions Precedent

(a) The Condition Precedent in clause 3.1(a) is for the benefit of the Seller and may only be waived by notice in writing by the Seller (after having obtained the consent in writing of the Company signed by an authorised officer of the Company).

(b) The Conditions Precedent in clauses 3.1(b), 3.1(c), 3.1(d) and 3.1(e) are for the benefit of the Buyer and may only be waived or partially waived by notice in writing by the Buyer.

(c) The Buyer has the right to waive the Condition Precedent in clause 3.1(b) pursuant to clause 3.5(b) and nominate an Associate of the Buyer which is able to lawfully acquire the Shares on the same terms and outstanding conditions as this agreement (as amended by any Counterproposal which is accepted by the Seller).

4. Termination

4.1 Termination for more favourable proposal

(a) If on or before 5:00 pm on the Business Day before Completion:

(i) a person (**"Competing Bidder"**) publicly announces a proposal (or any variation of that proposal), or communicates a proposal (or any variation of that proposal) in writing to the Seller, which could involve a person, other than the Seller or its Associates, or any of the Seller's directors, officers, employees, advisers, or their Associates, acquiring a Relevant Interest in more than 50% of the Sims Shares (**"Proposal"**); and

(ii) the Seller (acting reasonably) regards the Proposal as more favourable than the terms and conditions of the sale under this agreement (as amended by any Counterproposal received prior to the Proposal) and gives a notice to the Buyer to that effect (**"Matching Notice"**) (and for this purpose any conditions relating to minimum acceptances of the Proposal by the Company's shareholders, minimum voting approvals of the Proposal by the Company's shareholders, regulatory and court approvals, regulatory and court restraining orders and prescribed occurrences will not be regarded as less favourable than the conditions of sale under this agreement); and

(iii) the Buyer does not give the Seller a Counterproposal in respect of the latest Matching Notice before the expiry of the Relevant Period in respect of the latest Matching Notice,

the Seller, at its discretion, may terminate this agreement at any time and from time to time by giving the Buyer notice to that effect (provided that if the Buyer and/or an Associate of the Buyer is the Competing Bidder, clause 4.1(a)(ii), clause 4.1(a)(iii), clause 4.1(b), clause 4.1(c), clause 4.1(d) and clause 4.1(e) will not apply and the Seller may terminate this agreement without complying with those clauses).

(b) For the purpose of clause 4.1(a), **"Relevant Period"** means the period from the date on which the Seller gives a Matching Notice until the date which is the earlier of:

(i) in respect of the Proposal the subject of the Matching Notice (other than a Proposal referred to in clause 4.1(b)(ii)), the earlier of:

A 30 days from the date on which the Seller gives the Matching Notice; and

B 15 days after the offer or notice of meeting of the Company's shareholders in relation to the Proposal (as the case may be) is sent to holders of Sims Shares; and

(ii) in respect of any Proposal by any Competing Bidder subsequent to or in response to a Counterproposal, 2 Business Days after the latest Matching Notice has been given by the Seller.

(c) For the purposes of clause 4.1(a), **"Counterproposal"** means an irrevocable unconditional offer from the Buyer to the Seller capable of immediate acceptance by the Seller at any time within 2 Business Days after it is given by the Buyer to the Seller (and which the Seller may disclose), which, if accepted by the Seller would, in the Seller's opinion (acting reasonably), result in:

(i) the immediate unconditional amendment of the definition of Completion Payment Per Share to an amount in cash in Australian dollars equal to or more than the maximum value of the consideration per Sims Share under the relevant Proposal and on the basis that if foreign currency, securities, financial products or asset consideration (or any combination thereof) is offered or to be offered or provided under the Proposal:

A the value of any such foreign currency will be deemed to equal the Australian dollar value of that foreign currency after it has been converted at the Exchange Rate as at the date of announcement or communication of the Proposal to the Seller (as the case may be), however if such date is not a Business Day then the previous Business Day; and

B the value of any such security or financial product which is of a class quoted for trading on a stock exchange, will be deemed to equal the average closing price per such security or financial product on the principal exchange on which such securities or financial products are traded in the five trading days immediately prior to the date of announcement or communication of the Proposal to the Seller (as the case may be); and

C the value of any such security or financial product which is not quoted for trading on a stock exchange or the value of any other asset consideration, will be deemed to equal the fair value of such securities, financial products or other asset consideration on the date of announcement or communication of the Proposal to the Seller (as the case may be),

in each case in paragraphs (B) and (C) expressed in Australian dollars (and if such securities or financial products or other assets are not quoted or denominated in Australian dollars, their foreign currency value will be deemed to equal the Australian dollar value of that foreign currency after it has been converted at the Exchange Rate as at the date of announcement or communication of the Proposal to the Seller (as the case may be), however if such date is not a Business Day then the previous Business Day),

and which otherwise does not amend or vary the terms of this agreement.

(d) If the Seller terminates this agreement, and the termination takes effect under this clause 4.1, the Seller will in accordance with clause 4.1(e), pay the Buyer an amount to compensate the Buyer for its reasonable out-of-pocket legal advisory and due diligence costs (excluding any success fees) the Buyer had incurred in respect of the transaction contemplated in this agreement as at the first date the Seller gave notice in writing to the Buyer under clause 4.1(a).

(e) The Seller will pay the costs referred to in clause 4.1(d) up to a maximum amount of $1,500,000 within 10 Business Days after receiving sufficient documentary evidence of those costs, including invoices for those costs and receipts for the payment of those costs.

(f) Clauses 4.1(a), 4.1(b), and 4.1(c) may be applied more than once in relation to one or more Proposals from one or more Competing Bidders or one or more Counterproposals from the Buyer and will continue to apply until Completion.

4.2 Termination for failure to satisfy Conditions Precedent or Complete

(a) Except in relation to the Condition Precedent in clause 3.1(b) (to which clause 4.2(b) applies) if a Condition Precedent has not been satisfied or waived under clause 3.5 on or by the End Date or such other later date as agreed in writing between the parties, either party may, at its discretion, terminate this agreement at any time and from time to time thereafter by giving the other party written notice to that effect.

(b) If the Condition Precedent in clause 3.1(b) has not been satisfied or waived under clause 3.5 by:

(i) the End Date, the Seller may terminate this agreement at any time and from time to time thereafter by giving the Buyer written notice to that effect;

(ii) 30 September 2007, the Buyer may terminate this agreement at any time and from time to time thereafter by giving the Seller written notice to that effect.

(c) This agreement may be terminated under clause 5.5.

4.3 Right to terminate

Notwithstanding any other provision of this agreement, a party will not be able to terminate this agreement, including under clauses 4.1, 4.2 or 5.5, if that party is in breach of a term of this agreement.

4.4 Rights upon termination

If this agreement is terminated then, in addition to any other rights, powers or remedies provided at law or in equity:

(a) each party is released from its obligations to further perform this agreement and this agreement will have no further effect, other than in relation to this clause 4 and clause 8; and

(b) each party retains the rights it has against the other party in respect of any past breach or any claim that has arisen before termination, including all rights and remedies to seek damages and other relief under law or in equity.

4.5 Remedies

Without prejudice to other rights, each party acknowledges that:

(a) a breach or threatened breach of this agreement by a party could cause irreparable harm and significant injury to the other party that may be difficult to ascertain;

(b) damages are not a sufficient remedy in respect of any breach or threatened breach of this agreement; and

(c) each party has the right to seek specific performance or injunctive or other relief (as appropriate) as a remedy for any breach or threatened breach of this agreement, in addition to other rights and remedies available to it at law or in equity.

5. Completion

5.1 Time and place for Completion

(a) Unless this agreement is previously terminated in accordance with its terms (including under clause 4.1(a) on or before 5:00 pm on the Business Day before Completion), Completion will take place not earlier than 1 May 2007 at the offices of Clayton Utz, Sydney at 2.00 p.m. in Sydney on the later of:

(i) 2 Business Days after the date of the satisfaction or waiver (pursuant to clause 3.5) of the Conditions Precedent; and

(ii) if one or more Matching Notices have been given, 3 Business Days after the earlier of:

A the expiry of the Relevant Period in respect of the last Matching Notice; and

B the date the Buyer gives the Seller a Counterproposal in respect of the last Matching Notice and that Counterproposal is accepted by the Seller,

or at such other time and place as agreed by the parties in writing it being understood, for the avoidance of doubt, that:

(1) a Matching Notice may be given at any time on or before 5.00 pm on the Business Day prior to Completion in respect of any Proposal prior to that time; and

(2) the Seller may terminate this agreement at any time on or before 5.00 pm on the Business Day prior to Completion under clause 4.1(a).

5.2 Seller's Completion obligations

On Completion, the Seller will:

(a) deliver to the Buyer or the Buyer's authorised agent:

(i) a duly completed and executed transfer of the Shares in favour of the Buyer in the form attached at Annexure 1;

(ii) particulars of the Seller's Security Holder Reference Number;

(iii) any other document reasonably requested by the Buyer to effect the legal and beneficial transfer of the Shares to the Buyer; and

(b) do and perform all further acts and execute and deliver all further documents as are necessary to pass legal and beneficial ownership in the Shares, free of any Encumbrance, to the Buyer on Completion.

5.3 Buyer's Completion obligations

On Completion, the Buyer will pay the Completion Payment to the Seller which payment will be made by electronic funds transfer of immediately available funds to the credit of a bank account in Sydney nominated by the Seller (details of which will be provided to the Buyer by the Seller prior to Completion) (**"Nominated Account"**) and the Seller will not be obliged to comply with its obligations in clause 5.2 until it has received the Completion Payment in immediately available cleared funds in the Nominated Account.

5.4 Simultaneous actions at Completion

In respect of Completion:

(a) the obligations of the parties upon Completion are interdependent; and

(b) all actions required to be performed are to be taken to have occurred simultaneously at Completion.

5.5 Notice to complete

(a) If Completion does not occur in accordance with this clause 5 because of the failure of any party (the "**Defaulting Party**") to satisfy any of its obligations under this clause 5 then, the Buyer (where the Defaulting Party is the Seller) or the Seller (where the Defaulting Party is the Buyer) (in either case the "**Non-Defaulting Party**") may give the Defaulting Party a notice requiring the Defaulting Party to satisfy those obligations within a period of 5 Business Days after the date of the notice and specifying that time is of the essence in relation to that notice.

(b) If the Defaulting Party fails to comply with the notice, the Non-Defaulting Party may, without limitation to any other rights it may have, terminate this agreement.

5.6 Completion Price Per Share calculations

If after the date of this agreement and prior to Completion the Seller has acquired any additional Sims Shares by subscription from the Company (other than under the Company's Dividend Reinvestment Plan) ("**Additional Shares**"), then the Completion Payment Per Share shall be calculated according to the following formula:

$$\frac{[(SSA \times 24.00) + (AS \times NPPS)]}{[SSA + AS]}$$

where:

SSA means the number of Sims Shares held by the Seller at the date of this agreement

AS means the number of Additional Shares

NPPS means the subscription price of the Additional Shares (expressed as a per share amount)

6. Deferred Consideration

6.1 Payment of Deferred Consideration following divestment

(a) If at any time and from time to time:

(i) within the Deferred Consideration Period, a proposal which could result in a Divestment Transaction, is publicly announced or communicated in writing to the Buyer other than a proposal in which the Seller or an Associate of the Seller is a potential investor in, or funder of, the proposal;

(ii) within the period of 9 months after the later of Completion and the date of the public announcement of the proposal (or if no public announcement is made, the date the proposal is communicated in writing to the Buyer), the Buyer and/or an Associate of the Buyer completes the Divestment Transaction (or any variation of it) in respect of any of the Shares ("**Effected Shares**"); and

(iii) the Buyer and/or an Associate of the Buyer receives consideration of an amount or value per Effected Share ("**Received Consideration Per Effected Share**") in excess of an amount equal to the Completion Payment Per Share; and

(iv) such amount or value ("**Payable Excess**") calculated under the following formula is greater than zero:

(RCPES x ES) minus (CPS x ES) minus TA

where

RCPES is the Received Consideration Per Effected Share;

ES is the number of Effected Shares;

CPS means the Completion Payment Per Share

TA is the relevant Threshold Amount

then the Buyer must within 5 Business Days after the date upon which clauses 6.1(a)(i), (ii), (iii), and (iv) are satisfied:

(v) pay to the Seller in cash in Australian dollars an amount equal to half of the Payable Excess; and

(vi) provide to the Seller a description of the Received Consideration Per Effected Share and the form in which it was received (on a Share by Share basis), full written details of the Buyer's calculation of the Payable Excess and the value of the Received Consideration Per Effected Share (on a Share by Share basis) and all relevant supporting documentation.

(b) If any Received Consideration Per Effected Share used in calculating the amount paid under clause 6.1(a) is increased or improved within the period referred to in clause 6.1(a)(ii), the Buyer must pay to the Seller in cash in Australian dollars an additional amount equal to half of the amount by which such increase or improvement would have increased the Payable Excess had it been included in such calculations.

(c) For the purpose of clause 6.1(a) and clause 6.1(b), the value of the Received Consideration Per Effected Share, any increase or improvement in the Received Consideration Per Effected Share and the Payable Excess will be determined in Australian dollars with reference to the date upon which the Received Consideration Per Effected Share or any increase or improvement in the Received Consideration Per Effected Share is received, provided that:

(i) the value of any foreign currency so received, will be deemed to equal the Australian dollar value of that foreign currency after it has been converted at the Exchange Rate as at the date of receipt or if the date of receipt is not a Business Day then the previous Business Day; and

(ii) the value of any security or financial product so received which is of a class quoted for trading on a stock exchange, will be deemed to equal the closing price per such security or financial product on the principal exchange on which such securities or financial products are traded on the date of receipt; and

(iii) the value of any such security or financial product so received which is not of a class quoted for trading on a stock exchange or the value of any other asset consideration so received, will be deemed to equal the fair value of such securities, financial products or other asset consideration on the date of receipt,

in each case in paragraphs (ii) and (iii) expressed in Australian dollars (and if such securities or financial products or other assets are not quoted or denominated in

Australian dollars, their foreign currency value will be deemed to equal the Australian dollar value of that foreign currency after it has been converted at the Exchange Rate as at the date of receipt or if the date of receipt is not a Business Day then the previous Business Day).

(d) Clauses 6.1(a), 6.1(b) and 6.1(c) may be applied more than once and shall continue to apply until the parties have complied with all of their obligations thereunder.

6.2 Payment of Deferred Consideration following acquisition

(a) Subject to clause 6.4, if at any time and from time to time:

(i) within the Deferred Consideration Period, an Acquisition Transaction or any other transaction, buy-back or cancellation is publicly announced which, if it were to complete, could result in the Voting Power of the Buyer and/or an Associate of the Buyer in the Company increasing:

(1) to more than 50%; or

(2) from a starting point that is above 50%; and

(ii) the aggregate amount or value of the consideration the Buyer and/or an Associate of the Buyer or the Company (as the case may be) provides under the Acquisition Transaction (or any variation of it) divided by the number of Sims Shares that are the subject of that Acquisition Transaction (**"Average Provided Consideration Per Sims Share"**) is in excess of an amount equal to the Completion Payment Per Share;

(iii) such amount or value (**"Payable Acquisition Excess"**) calculated under the following formula is greater than zero,

APCPSS minus CPS minus TA per Share

where

APCPSS is the Average Provided Consideration Per Sims Share;

CPS is the Completion Payment Per Share;

TA per Share is the relevant Threshold Amount divided by the number of Shares

then the Buyer must within 5 Business Days after the date upon which clauses 6.2(a)(i), (ii) and (iii) are satisfied:

(iv) pay to the Seller in cash in Australian dollars an amount equal to the Payable Acquisition Excess multiplied by the number of Shares (**"Total Payable Acquisition Excess"**); and

(v) provide to the Seller a description of, and full written details of the Buyer's calculation of the value of the consideration per Sims Share provided under each such Acquisition Transaction (**"Provided Consideration Per Sims Share"**) and the form in which it was provided (on a Share by Share basis) and full written details of the Buyer's calculation of the Average Provided Consideration Per Sims Share and the Payable Acquisition Excess and all relevant supporting documentation.

(b) If any Provided Consideration Per Sims Share used in calculating the amount paid as a Total Payable Acquisition Excess under clause 6.2(a) is increased or improved

after that calculation, the Buyer must pay to the Seller in cash in Australian dollars an additional amount equal to the amount by which such increase or improvement would have increased the Total Payable Acquisition Excess had it been included in such calculations.

(c) For the purpose of clause 6.2(a) and 6.2(b), the value of the Average Provided Consideration Per Sims Share, the Provided Consideration Per Sims Share, the Payable Acquisition Excess, the Total Payable Acquisition Excess and any increase or improvement in the Provided Consideration Per Sims Share and the Total Payable Acquisition Excess will be determined in Australian dollars with reference to the date upon which the Provided Consideration Per Sims Share or any increase or improvement in the Provided Consideration Per Sims Share is paid or provided, provided that:

(i) the value of any foreign currency so paid or provided, will be deemed to equal the Australian dollar value of that foreign currency after it has been converted at the Exchange Rate as at the date it is paid or provided however, if that date is not a Business Day then the previous Business Day; and

(ii) the value of any security or financial product so paid or provided which is of a class quoted for trading on a stock exchange, will be deemed to equal the closing price per such security or financial product on the principal exchange on which such securities or financial products are traded on the date it is paid or provided; and

(iii) the value of any such security or financial product so paid or provided which is not of a class quoted for trading on a stock exchange or the value of any other asset consideration so paid or provided, will be deemed to equal the fair value of such securities, financial products or other asset consideration on the date it is paid or provided,

in each case in paragraphs (ii) and (iii) expressed in Australian dollars (and if such securities or financial products or other assets are not quoted or denominated in Australian dollars, their foreign currency value will be deemed to equal the Australian dollar value of that foreign currency after it has been converted at the Exchange Rate as at the date it is paid or provided, however, if that date is not a Business Day then the previous Business Day).

(d) Clauses 6.2(a), 6.2(b) and 6.2(c) may be applied more than once and shall continue to apply until the parties have complied with all of their obligations thereunder.

6.3 Disputes

(a) The Seller may, despite receiving any Payable Excess or Total Payable Acquisition Excess under clause 6.1 or 6.2, dispute the value of any Received Consideration Per Effected Share, Provided Consideration Per Sims Share, Payable Excess, Payable Acquisition Excess or Total Payable Acquisition Excess (**"Relevant Amount"**) calculated under clauses 6.1 or 6.2.

(b) If the Seller disputes the value of any Relevant Amount calculated under clauses 6.1 or 6.2 above and that dispute cannot be resolved between the parties in 10 Business Days then, within 10 Business Days thereafter the parties will appoint an independent expert agreed by them to determine the value of any such Relevant Amount. If the parties fail to reach an agreement on the identity of the independent expert within a further 5 Business Days, the valuation of any such Relevant Amount will be referred to a nominee of the President for the time being of the Institute of Chartered Accountants (NSW Division) to act as independent expert at the request of either party.

(c) The independent expert will make his or her determination no later than 30 Business Days after his or her appointment.

(d) The independent expert shall act as an expert and not as an arbitrator and his or her written determination as to the value of any Relevant Amount shall be binding on the parties.

(e) The costs of the independent expert shall be borne by the parties in accordance with the independent expert's determination.

6.4 Specific Buyer covenants

(a) The Buyer will not, and will procure that its Associates will not do anything which will undermine, invalidate or make void any provision of this agreement including the obligations on the Buyer in clause 6.2 or this clause 6.4.

(b) If a takeover bid is made or proposed by the Buyer and/or any of its Associates within the period from the date of this agreement up to and including the date which is 6 months after Completion:

(i) clause 6.2 will not apply or be binding on the parties in relation to such takeover bid; and

(ii) the Buyer will pay to the Seller an amount equal to the Additional Payment by way of an adjustment to the Completion Payment which payment must be made within 5 Business Days of the date on which the takeover bid becomes unconditional.

7. Warranties

7.1 Warranties

(a) The Seller represents and warrants to the Buyer that the Seller Warranties are true and accurate as at the date of this agreement and as at Completion.

(b) The Buyer represents and warrants to the Seller that the Buyer and Guarantor Warranties are true and accurate in relation to the Buyer and Guarantor as at the date of this agreement and as at Completion.

(c) The Guarantor represents and warrants to the Seller that the Buyer and Guarantor Warranties are true and accurate in relation to the Buyer and Guarantor as at the date of this agreement and as at Completion.

8. General

8.1 Further acts

Each party will promptly do and perform all further acts and execute and deliver all further documents (in form and content reasonably satisfactory to that party) required by law or reasonably requested by any other party to give effect to this agreement.

8.2 Notices

Any communication under or in connection with this agreement other than in respect of the exchange of counterparts referred to in clause 8.6:

(a) must be in writing;

(b) must be addressed as shown below:

Hugo Neu Corporation

Address:	Clayton Utz 19-35, 1 O'Connell Street Sydney NSW 2000 Australia
For the attention of:	Rod Halstead and Jonathan Algar (with separate copies to be provided to each of the named individuals)
Fax no:	+61 2 8220 6700

and

Copied to:	John L Neu 120 Fifth Avenue, Suite 600, New York, NY 10011 United States of America
Fax no:	+1 646 467 6737

Votraint No. 1652 Pty Limited

Address:	Blake Dawson Waldron Level 36, 225 George Street Sydney NSW Australia 2000
For the attention of:	Ian Williams and Stephen Menzies (with separate copies to be provided to each of the named individuals)
Fax no	+61 2 9258 6999

Mitsui & Co., Ltd.

Address:	2-1 Ohtemachi 1-Chome, Chiyoda-Ku, Tokyo, 100-0004 Japan
Fax no:	+81 3 3285 9963
For the attention of:	Yoshitaka Kuriyama

and

Copied to:	Blake Dawson Waldron Level 36, 225 George Street Sydney NSW 2000
For the attention of:	Ian Williams and Stephen Menzies (with separate copies to be provided to each of the named individuals)
Fax no:	+61 2 9258 6999

(or as otherwise notified by that party to the other party from time to time);

(c) must be signed by the party making the communication or (on its behalf) by the solicitor for, or by any attorney, director, secretary, or authorised agent of, that party;

(d) must be delivered by courier to the address, or sent by fax to the number, of the addressee, in accordance with clause 8.2(b); and

(e) will be deemed to be received by the addressee:

(i) (in the case of courier) on the date of receipt, unless it is a non Business Day or after 5.00 pm on a Business Day in which case it will be deemed to be received at 9.00 am on the next Business Day;

(ii) (in the case of fax) at the local time (in the place of receipt of that fax) which then equates to the time at which that fax is sent as shown on the transmission report which is produced by the machine from which that fax is sent and which confirms transmission of that fax in its entirety, unless that local time is a non Business Day, or is after 5.00 pm on a Business Day, in which event that communication will be deemed to be received at 9.00 am on the next Business Day; and

(iii) (in the case of delivery by hand) on delivery at the address of the addressee as provided in clause 8.2(b), unless that delivery is made on a non Business Day, or after 5.00 pm on a Business Day, when that communication will be deemed to be received at 9.00 am on the next Business Day.

8.3 Jurisdiction

(a) Each party irrevocably submits to the exclusive jurisdiction of the courts of the State, and the courts competent to determine appeals from those courts, with respect to any proceedings which may be brought at any time relating in any way to this agreement.

(b) Each party irrevocably waives any objection it may now or in the future have to the venue of any proceedings, and any claim it may now or in the future have that any proceedings have been brought in an inconvenient forum, where that venue falls within the State.

8.4 Waiver

(a) Failure to exercise or enforce or a delay in exercising or enforcing or the partial exercise or enforcement of any right, power or remedy provided by law or under this agreement by any party will not in any way preclude, or operate as a waiver of, any exercise or enforcement, or further exercise or enforcement of that or any other right, power or remedy provided by law or under this agreement.

(b) Any waiver or consent given by any party under this agreement will only be effective and binding on that party if it is given or confirmed in writing by that party.

(c) No waiver of a breach of any term of this agreement will operate as a waiver of another breach of that term or of a breach of any other term of this agreement.

8.5 Assignment

A party to this agreement cannot assign, novate or otherwise transfer any of its rights or obligations under this agreement without the prior written consent of each other party.

8.6 Counterparts

This agreement may be executed in any number of counterparts and by the parties on separate counterparts. Each counterpart constitutes an original of this agreement, all of which together constitute one agreement. If this agreement is to be executed in counterparts, no agreement will be formed until each party exchanges its executed counterpart or a copy thereof with the other party.

8.7 Merger

No right or obligation of any party will merge on completion of any transaction under this agreement. All rights and obligations under this agreement survive the execution and delivery of any transfer or other document which implements any transaction under this agreement.

8.8 Confidentiality and public announcements

(a) **Confidentiality**

Subject to clause 8.8(b) and clause 8.8(c) each party must keep the terms of this agreement confidential.

(b) **Exceptions**

A party may make any disclosure in relation to this agreement:

(i) to any of its professional advisers, financial advisers, bankers, financiers or auditors where that person is obliged to keep the information confidential;

(ii) to comply with any applicable accounting rules or standards or any applicable law or any requirement of any regulatory body (including any relevant stock exchange);

(iii) to any of its employees to whom it is necessary to disclose the information;

(iv) to obtain the consent of any third party to any term of, or to any act pursuant to, this agreement;

(v) to enforce its rights or to defend any claim or action under this agreement;

(vi) to a Related Body Corporate on receipt of an undertaking to keep the information confidential;

(vii) where the information has come into the public domain through no fault of that party; or

(viii) to the Company, who may disclose such information to the Board of the Company.

(c) **Announcements**

Notwithstanding clause 8.8(b)(ii), the parties agree that in respect of announcements to a relevant stock exchange in relation to the making of this agreement, a reasonable period for consultation is 2 Business Days, and the parties agree to take all reasonable steps prior to any announcement to consult and provide copies of the announcement before it is filed.

8.9 Expenses

Except as otherwise provided in this agreement, each party will pay its own costs and expenses in connection with the negotiation, preparation, execution, and performance of this agreement.

8.10 Entire agreement

To the extent permitted by law, in relation to the subject matter of this agreement, this agreement:

(a) embodies the entire understanding of the parties, and constitutes the entire terms agreed on between the parties; and

(b) supersedes any prior written or other agreement between the parties.

8.11 No representation or reliance

(a) Each party acknowledges that no party (nor any person acting on its behalf) has made any representation or other inducement to it to enter into this agreement, except for representations or inducements expressly set out in this agreement.

(b) Each party acknowledges and confirms that it does not enter into this agreement in reliance on any representation or other inducement by or on behalf of any other party, except for any representation or inducement expressly set out in this agreement.

8.12 Other warranties and conditions excluded

Except as expressly set out in this agreement, all terms, conditions, warranties and statements (whether express, implied, written, oral, collateral, statutory or otherwise) are excluded to the maximum extent permitted by law and, to the extent they cannot be excluded, the Seller disclaims all liability in relation to them to the maximum extent permitted by law.

8.13 Statutory actions

To the maximum extent permitted by law, the Buyer agrees not to make and waives any right it might have to make, any claim against the Seller or any of its officers, employees, agents or advisers, whether in respect of the Seller Warranties or otherwise, under:

(a) Part 7.10 of the Corporations Act;

(b) the Australian Securities and Investments Commission Act 2001 (Cth) in connection with a breach of section 12DA of that Act; or

(c) section 42 of the Fair Trading Act 1987 (NSW),

or any corresponding or similar provision of any Australian state or territory legislation or any similar provision of any legislation in any relevant jurisdiction or any other applicable laws.

8.14 Severability

If any provision or part of a provision of this agreement including clause 6 is held or found to be void, invalid or otherwise unenforceable it will be deemed to be severed to the extent that it is void or to the extent of voidability, invalidity or unenforceability, but the remainder of that clause will remain in full force and effect.

8.15 Guarantee

(a) The Guarantor unconditionally and irrevocably guarantees to the Seller:

(i) the payment by the Buyer of all present and future monetary liabilities of the Buyer due or payable to the Seller under this agreement; and

(ii) the performance by the Buyer of each other obligation of the Buyer under this agreement;

and if the Buyer fails to pay such monies or fails to perform such obligation on the due date for payment or performance the Guarantor must immediately on demand by the Seller pay such monies to the Seller or perform such obligation in the manner specified in this agreement.

(b) As a separate, independent and additional liability, the Guarantor indemnifies the Seller against all loss arising from, or which the Seller otherwise suffers or incurs or may suffer or incur in connection with, any failure of the Buyer to pay any monetary liability or to perform any other obligation of the Buyer under this agreement on the due date.

(c) The Seller may make a demand under the guarantee in clause 8.15(a) or the indemnity in clause 8.15(b) without first taking any steps against the Buyer.

(d) The guarantee contained in this clause 8.15 is a continuing guarantee of the Guarantor, is not wholly or partially discharged at any time by the payment of any monies or the performance of any obligations guaranteed under it and remains in full force and effect until all monetary liabilities and other obligations guaranteed under it have been fully paid and performed.

(e) The guarantee contained in this clause 8.15 and the liability of the Guarantor under the guarantee is not affected at any time by:

(i) the Seller granting to the Guarantor, the Buyer or any other person any waiver, extension of time or other indulgence;

(ii) any other or further security or guarantee now or after the date of this agreement held or taken by the Seller under the guarantee;

(iii) the loss or release by the Seller of any other collateral or other security or guarantee;

(iv) the Seller failing or neglecting to recover by the realisation of any collateral or other security or otherwise any of the money guaranteed under this clause 8.15;

(v) the insolvency, bankruptcy or winding up of the Buyer; or

(vi) any variation, modification or novation of this agreement (including a change to the party which is the Buyer or to whom the Shares will be transferred under this agreement pursuant to clause 3.5(c)) or any obligation under this agreement whether made with or without the knowledge or consent of the Guarantor.

Schedule 1
Seller Warranties

1. Share capital

(a) **(Fully paid up)** The Shares are all fully paid up.

(b) **(Title)** The Seller is the registered holder of the Shares.

(c) **(Title at Completion)** The Shares will at Completion be free of any Encumbrance and, subject to the satisfaction of the Conditions Precedent, the Seller has complete and unrestricted power and right to sell, assign and transfer the Shares to the Buyer on the terms and conditions of this agreement.

(d) **(Demands)** The Seller has received no notice regarding forfeiture or other divestiture of the Shares or of any claims, demands, litigation or proceedings pending or threatened in respect of the Shares.

(e) **(No disposal)** The Seller has not disposed of, agreed to dispose of, or granted any option to purchase, any Share or any interest in any Share.

2. Capacity and authority

(a) **(Incorporation)** The Seller is a company properly incorporated and validly existing under the laws of the state of New York in the United States of America.

(b) **(Power and authority)** The Seller has the legal right and full corporate power in its own right to enter into and perform this agreement, has duly authorised the execution of this agreement and has obtained all necessary consents and taken all necessary action required otherwise to enable it to do so.

(c) **(Legal obligations)** This agreement constitutes valid, legal and binding obligations on the Seller enforceable in accordance with its terms by appropriate legal remedy.

(d) **(No consequential breach)** The entry into and performance of this agreement by the Seller does not and will not:

(i) result in a breach of any trust deed, contract or other obligation to which the Seller is bound;

(ii) result in a breach of any provision of the certificate of incorporation or by-laws of the Seller; or

(iii) result in a breach of any Law, order, judgement or decree of any Governmental Authority to which the Seller is a party or is bound.

(e) **(No insolvency events)** No:

(i) meeting has been convened, resolution proposed, petition presented or order made for the winding up of the Seller;

(ii) receiver, receiver and manager, provisional liquidator, liquidator or other officer of the court has been appointed in relation to all or any material assets of the Seller;

(iii) mortgagee or chargee has taken, attempted or indicated an intention to exercise its rights under any security of which the Seller is the mortgagor or chargor which materially affects the performance of the Seller's obligations contained in this agreement.

(f) **(Not insolvent)** The Seller:

(i) is not insolvent within the meaning of any Law applicable to it;

(ii) has not stopped paying its debts as and when they fall due other than debts which if they were not paid would not materially affect the performance of the Seller's obligations contained in this agreement; and

(iii) is not subject to voluntary administration under any Law applicable to it.

Schedule 2
Buyer and Guarantor Warranties

1. Capacity and authority

(a) **(Incorporation)** It is a company properly incorporated and validly existing under the jurisdiction of its formation.

(b) **(Power and authority)** It has the legal right and full corporate power in its own right to enter into and perform this agreement, has duly authorised the execution of this agreement and has obtained all necessary consents and taken all necessary action required otherwise to enable it to do so.

(c) **(Legal obligations)** This agreement constitutes valid, legal and binding obligations on it enforceable in accordance with its terms by appropriate legal remedy.

(d) **(No consequential breach)** The entry into and performance of this agreement by it does not and will not:

(i) result in a breach of any trust deed, contract or other obligation to which it is bound;

(ii) result in a breach of any provision of its constitution, articles of association, certificate of incorporation or by-laws; or

(iii) result in a breach of any Law, order, judgement or decree of any Governmental Authority to which it is a party or is bound.

(e) **(No insolvency events)** No:

(i) meeting has been convened, resolution proposed, petition presented or order made for its winding up;

(ii) receiver, receiver and manager, provisional liquidator, liquidator or other officer of the court has been appointed in relation to all or any of its material assets;

(iii) mortgagee or chargee has taken, attempted or indicated an intention to exercise its rights under any security of which it is the mortgagor or charger which materially affects the performance of its obligations contained in this agreement.

(f) **(Not insolvent)** It:

(i) is not insolvent within the meaning of any Law applicable to it;

(ii) has not stopped paying its debts as and when they fall due other than debts which if they were not paid would not materially affect the performance of its obligations contained in this agreement; and

(iii) is not subject to voluntary administration under any Law applicable to it.

Annexure 1 Share Transfer Form

SHARE TRANSFER FORM

For Non-Market Transactions

Affix Stamp Duty Here

FULL NAME OF CORPORATION	SIMS GROUP LIMITED ACN 114 838 630	
STATE OR TERRITORY OF INCORPORATION	VICTORIA	
DESCRIPTION OF SECURITIES	ORDINARY (FULLY PAID)	
QUANTITY	Words: Figures:	
FULL NAME OF TRANSFEROR (SELLER)	HUGO NEU CORPORATION	
CONSIDERATION	[]	Date of Purchase [ ]
FULL NAME OF TRANSFEREE (BUYER)	VOTRAINT NO.1652 PTY LIMITED ACN 124 181 531	
FULL ADDRESS OF TRANSFEREE (BUYER)	C/- Blake Dawson Waldron, Level 36, 225 George Street, Sydney NSW 2000	
STATEMENT UNDER SECTION 1072H:	Under section 1072H of the *Corporations Act 2001* (Cth), the transferee states that upon registration of this transfer it will hold the securities:	BENEFICIALLY

We the registered holder and undersigned transferor (seller) for the above consideration transfer to the transferee (buyer) named above the securities as specified above standing in our name in the books of the corporation named above, subject to the several conditions on which we held those securities at the time of signing and we the transferee (buyer) named above agree to accept those securities on the same conditions.

SIGNATURE OF TRANSFEROR (SELLER)	SIGNED for **HUGO NEU CORPORATION**, by its duly authorised officer, in the presence of: Signature of witness Name	 Signature of officer Name	FOR REGISTRAR USE
DATE SIGNED	/ /		
SIGNATURE OF TRANSFEREE (BUYER)	SIGNED for and on behalf of **VOTRAINT NO.1652 PTY LIMITED** by its Attorney under a Power of Attorney dated 28 March 2007 and the Attorney declares that the Attorney has not received any notice of the revocation of such Power of Attorney, in the presence of: Signature of witness Name	 Signature of Attorney Name	
DATE SIGNED	/ /		

Executed as an agreement:

Executed by **HUGO NEU CORPORATION** by or in the presence of:

Signature of Director

John L. Neu

Name of Director in full

Signature of Secretary/other Director

Andrew Feuerstein

Name of Secretary/other Director in full

Signed for and on behalf of **VOTRAINT NO.1652 PTY LIMITED** by its Attorney under a Power of Attorney dated 28 March 2007 and the Attorney declares that the Attorney has not received any notice of the revocation of such Power of Attorney, in the presence of:

Signature of Witness

YOSHITAKA KURIYAMA

Name of Witness in full

Signature of Attorney

MASAMI IIJIMA

Name of Attorney in full

Executed by **MITSUI & CO., LTD** by its authorised representative in the presence of:

Signature of witness

YOSHITAKA KURIYAMA

Name of witness in full

Signature of authorised representative

MASAMI IIJIMA

Name of authorised representative in full

SIMS GROUP

ASX & MEDIA RELEASE
(ASX CODE: SGM)

SYDNEY, 2 APRIL 2007

HUGO NEU - MITSUI

Sims Group Limited (Company) announced today that it had been advised that Hugo Neu Corporation (Hugo Neu) had entered into a Share Sale Agreement for the sale of 19.9% of its holding in the Company to a related company of Mitsui & Co., Ltd (Mitsui). The Company is informed that completion of the sale (Completion), which is conditional on Mitsui procuring all necessary regulatory clearances, is expected to occur at the earliest in early May 2007.

It is intended that on Completion, Mitsui will be granted substantially similar rights to those previously enjoyed by Hugo Neu. These include the right of Mitsui, subject to Board Nomination Committee consideration, to nominate one director and another independent director to the Board for as long as Mitsui holds at least 15% of the ordinary shares on issue in the Company. The Company intends to put to shareholders at the Company's 2007 Annual General Meeting amendments to its Constitution to enshrine these rights in favour of Mitsui, and remove the rights previously given in favour of Hugo Neu. Mr John Neu will resign as a director of the Company on Completion.

It is also intended that on Completion Mitsui will be granted certain 'top up rights' which entitle it, whilst ever it holds at least 15% of the ordinary shares on issue in the Company, to participate in share issues of the Company (subject to some exceptions) so that it may maintain its proportional shareholding in the Company. This right is also broadly consistent with rights previously enjoyed by Hugo Neu in relation to this shareholding.

Sims Group's core business is metal recycling, with an emerging business in recycling solutions. Headquartered in Australia, Sims earns over 70 per cent of its revenue from international operations in the United Kingdom, Continental Europe, North America, New Zealand and Asia. Sims has over 3,500 employees, annual turnover of A$5.0 billion and is listed on the Australian Stock Exchange (ASX CODE: SGM)

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme: Sims Group Limited

ACN/ARSN

1. Details of substantial holder (1)

Name: M&G Investment Funds (1)

ACN/ARSN (if applicable)

There was a change in the interests of the substantial holder on: 26 March 2007

The previous notice was given to the company on: 26 July 2006

The previous notice was dated: 26 July 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate(2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of Security (4)	Previous Notice		Present Notice	
	Person's votes	Voting Power (5)	Person's votes	Voting Power (5)
Ordinary NPV Shares	6,300,000	5.06%	7,595,000	6.05%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	M&G Investment Funds (1)				
		PLEASE SEE ANNEX 1 (Below)			

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities
M&G Investment Funds (1)	Nortrust Noms Ltd A/C MEJ01	Nortrust Noms Ltd A/C MEJ01		6,095,000
M&G Investment Funds (1)	Nortrust Noms Ltd A/C MEN01	Nortrust Noms Ltd A/C MEN01		1,500,000

5. Changes in association

The persons who have been associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and CAN/ARSN (if applicable)	Nature of association
No change	

7. **Addresses**

The addresses of persons named in this form are as follows:

Name	Address
M&G Investment Funds (1)	Laurence Pountney Hill, London EC4R 0HH, England
Nortrust Nominees	The Northern Trust Company, 50 Bank Street, Canary Wharf, London E14 5NQ, England

Signature

print name Emma Thompson capacity Notifiables Administrator

sign here Emma Thompson date 28 March 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annex 1: Transactions: 27 July 2006 to 26 March 2007

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	Ord NPV
M&G Investment Funds (1) (Nortrust Noms Ltd A/C MEJ01)	14-AUG-06	2,734,023		150,000
	15-AUG-06	3,623,939		200,000
	18-AUG-06	2,000,589		109,800
	21-AUG-06	750,729		40,200
	23-AUG-06	3,785,262		200,000
	25-AUG-06	845,947		45,000
	28-AUG-06	2,008,262		105,000
	29-AUG-06	1,953,212		100,000
	13-NOV-06	2,184,444		100,000
	21-FEB-07	3,322,598		150,000
	26-MAR-07	2,262,418		95,000

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	SIMS GROUP LIMITED
ABN	69 114 838 630

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	ROSS BRODIE CUNNINGHAM
Date of last notice	3 August 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) *Note: Provide details of the circumstances giving rise to the relevant interest.*	Robyn Fugaccia, an associate of the Director, is the registered holder
Date of change	16 March 2007
No. of securities held prior to change	22,296 ordinary shares
Class	See above
Number acquired	N/A
Number disposed	11,879 ordinary shares
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$104,119 (after repaying loan of $178,066 due to the entity pursuant to the entity's Executive Long Term Incentive Plan)
No. of securities held after change	10,417 ordinary shares

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market trade.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

SIMS|GROUP

ASX & MEDIA RELEASE
(ASX CODE: SGM)

SYDNEY, 12 MARCH 2007

SIMS GROUP ACQUIRES TWO TRANSFORMATIONAL NORTH AMERICAN E - RECYCLING BUSINESSES

Sims Group announced today the closing and legal completion of the acquisition of Chicago based United Recycling Industries Inc ('URI") and the execution of a purchase agreement for the acquisition of the End of Life Recycling assets of Xstrata Copper Canada's electronics recycling business in Roseville California, Brampton Canada and LaVergne Tennesee ("Noranda"). This is the second of the two e-recycling acquisitions referred to in the Company's media release of 20 February 2007. Completion of the Noranda transaction is expected by mid April.

The three Noranda facilities to be acquired offer bespoke asset recovery and e-recycling services including mechanical processing for a blue chip client base. URI is a fully integrated recycler offering a full range of recycling services including collection, refurbishment and re-sale of working equipment, chip recovery for re-sale, mechanical processing of monitors, mechanical recycling of e-waste and secondary smelting and refining of high grade electronics material. Combined, the two businesses will handle in the region of four million units per annum.

The acquisitions, at a combined approximate cost of US$60 million, are expected to generate over US$14 million in EBITDA in their first full 12 months of ownership and will serve as the platform for further growth in the rapidly growing North American market. When completed, the Group will become the largest global, as well as the largest North American, electronics recycler handling over an estimated 25 million computers, computer monitors and TV sets, refrigerators, toner cartridges and other smaller electrical appliances per annum.

Sims Group's Chief Executive, Jeremy Sutcliffe said "the acquisitions are a logical extension of the Company's legislation driven Recycling Solutions business in Europe. The focus of the North American businesses is primarily B2B electronics recycling, but it expects to

participate in future legislation across the 50 States and expand its business into B2C end-of-life recycling, more akin to its European business. The enlarged business will be well placed to offer its increasingly global client base with a comprehensive portfolio of environmentally led recycling services".

Sims Group's core business is metal recycling, with an emerging business in recycling solutions. Headquartered in Australia, Sims earns over 70 per cent of its revenue from international operations in the United Kingdom, Continental Europe, North America, New Zealand and Asia. Sims has over 3,500 employees, annual turnover of A$5.0 billion and is listed on the Australian Stock Exchange (ASX CODE: SGM)

For further information contact:

Jeremy Sutcliffe
Group Chief Executive
Sims Group Limited
41 McLaren Street
NORTH SYDNEY NSW 2060

ABN 69 114 838 630

Phone: (02) 9956 9180

SIMS | GROUP

Exemption No 82-3838

HALF YEAR RESULTS to 31 December 2006



building the world's leading recycling company . . .

February, 2007
ASX Code: SGM

Jeremy Sutcliffe, CEO
Ross Cunningham, CFO

Disclaimer

SIMS|GROUP

This presentation for Sims Group Limited is designed to provide a high level overview of aspects of the operations of Sims Group Limited. The material set out in the presentation is current as at 31 December, 2006.

The presentation may contain forward looking statements about assumptions, estimates and outcomes, which are based on internal business data and external sources. Given the nature of the industry, business risks, and other factors, the assumptions, estimates and outcomes are uncertain. They may be affected by internal and external factors which may have a material effect on future business performance and results. No assurance or guarantee is, or should be taken to be, given in relation to the future business performance or results of Sims Group Limited or the likelihood that the assumptions, estimates or outcomes will be achieved.

While management has taken every effort to ensure the accuracy of the material in the presentation, the presentation is provided for information only. Sims Group Limited, its officers and management exclude and disclaim any liability in respect of anything done in reliance on the presentation.

You should make your own enquiries and take your own advice (including financial and legal advice) before making an investment in the company's shares or in making a decision to hold or sell your shares.

Group Highlights

SIMS GROUP

SALES REVENUE


A$ millions
3,000
2,500
2,000
1,500
1,000
500
0
H1 F06
H1 F07

EBITDA


A$ millions
220
200
180
160
140
120
100
80
H1 F06
H1 F07

SALES REVENUE $2.623b

+ 82%

EBITDA $218m

+ 72%

EBIT $194m

+ 81%

NPAT $120m

+ 77%

EBIT


A$ millions
200
180
160
140
120
100
80
60
40
20
0
H1 F06
H1 F07

NPAT


A$ millions
120
100
80
60
40
20
0
H1 F06
H1 F07

Sales & Volumes

SIMS GROUP

Total Sales Revenue (A$m)



2.623m
1.439m
+ $1.184m
+ 82%
$0
$500
$1,000
$1,500
$2,000
$2,500
$3,000
H1 F07
H1 F06

Total Sales Volumes (tonnes)



4.733m
3.136m
+ 1.597m
+ 51%
1,000
2,000
3,000
4,000
5,000

Shareholder Returns

SIMS|GROUP



H1 F06
H1 F07
EPS
DPS
96.5 cents
66.5 cents
60 cents
45 cents
+ 30c
+ 45%
+ 15c
+ 33%
0
50
100
CENTS

Intake Volumes ('000)

SIMS GROUP



3,044
4,729
5,000
4,000
3,000
2,000
1,000
0

	H1F06	H1F07
■ Other	21	23
□ Non Ferrous trading/brokerage	152	192
■ Ferrous Brokerage	492	1,360
□ Other Processed Ferrous	845	1,327
■ Shredded Ferrous	1,534	1,827

Total Intake Tonnes

4,729t + 55%

Shredded Ferrous

1,827t + 19%

Other Processed Ferrous

1,327t + 57%

Ferrous Brokerage

1,360t + 176%

Non Ferrous Trading/Brokerage

192t + 26%

Sales Volumes ('000)

SIMS GROUP



5,000
4,000
3,000
2,000
1,000
0
3,136
4,733

	H1F06	H1F07
Other	80	79
Non Ferrous trading/brokerage	150	194
Ferrous Brokerage	489	1,338
Other Processed Ferrous	930	1,343
Shredded Ferrous	1,487	1,779

Total Sales Tonnes

4,733t +51%

Shredded Ferrous

1,779t +20%

Other Processed Ferrous

1,343t +44%

Ferrous Brokerage

1,338t +174%

Non Ferrous Trading/Brokerage

194t +29%

EBIT by Region A$

SIMS GROUP


A$m
200
180
160
140
120
100
80
+$2
+$24
+$50
+$11
107
194
H1 F05
Europe
Nth America
Australia
NZ
H1 F06

Europe
+ $28m + 64%

North America
+ $88m + 130%

Australia
+ $72m + 50%

NZ
+ $6m + 42%

EBIT is after recharge of Group Corporate Costs.

Regional Summary

SIMS GROUP

H1 F07

Regional Sales Contribution



NZ
2%
Australia
& Int
26%
Europe
20%
USA &
Canada
52%

Regional EBIT Contribution



NZ
3%
Australia
& Int
39%
Europe
14%
USA &
Canada
44%

EBIT by Product

SIMS GROUP



M/JV/SS
6%
RS
10%
Ferrous
58%
Non
Ferrous
26%

	H1 F07 Actual A$m	H1 F06 Actual A$m	Change %
Ferrous incl NFSR and brokerage	$128	$82	+ 56
Non Ferrous including brokerage	$58	$22	+ 164
Recycling Solutions	$22	$12	+ 83
Manufacturing, SimsSteel & JV's	$14	$8	+ 75
Group and Regional Corporate Costs	-$28	-$17	+ 65
Total	$194	$107	+ 81

EBIT Change by Product


A$m
50
40
30
20
10
0
-10
+$45
+$36
+$10
+$5
Ferrous
Non Ferrous
Recycling Solutions
Mfg/SimsSteel/JV's
Grp & Regn Corporate Costs

Ferrous (incl NFSR)
+$45m +55%

Non Ferrous
+$36m +163%

Recycling Solutions
+$10m +83%

Manufacturing/SimsSteel/JV's
+$5m +65%

Group and Regional Corporate Costs
-$9m - 60%

Gross Revenue by Product

SIMS GROUP



Ferrous
67%
M/SS/JV
5%
RS
5%
Non Ferrous
23%

	H1 F07 Actual A$m	H1 F06 Actual A$m	Change %
Ferrous inc NFSR	$1,766	$987	+ 79
Non Ferrous	$600	$259	+ 132
Recycling Solutions	$131	$73	+ 79
Manufacturing, SimsSteel & Joint Ventures	$126	$120	+ 5
Total	$2,623	$1,439	+ 82

Sales by Destination

SIMS GROUP


H1 F06
Europe 9%
NE Asia 4%
China 23%
SE Asia & Oceania 20%
USA & Canada 1%
Domestic 43%


H1 F07
Middle East 3%
Europe 18%
NE Asia 11%
China 15%
SE Asia & Oceania 18%
USA & Canada 5%
Domestic 30%

Note: domestic is defined as sales in country of sourcing

Profit & Loss Summary

SIMS GROUP

$A million	31 Dec 06	31 Dec 05	Change	% Change
Operating Revenue	2,623.4	1,440.3	1,183.1	+ 82
EBITDA	218.3	126.9	91.4	+ 72
EBIT	193.6	107.2	86.4	+ 81
Net Interest Expense	- 12.6	- 5.7	- 6.9	+ 121
Profit Before Tax	181.0	101.5	79.5	+ 78
Tax Expense	- 60.7	- 33.5	- 27.2	+ 81
Profit After Tax	120.3	68.0	52.3	+ 77

Balance Sheet

SIMS GROUP

$A million	31 Dec 06	31 Dec 05	Change	% Change
Current Assets	720.5	711.1	9.4	1
Non-current Assets	1,258.1	1,155.1	103.0	9
Total Assets	**1,978.6**	**1,866.2**	**112.4**	**6**
Current Liabilities	279.1	356.5	- 77.4	- 22
Non-current Liabilities	457.8	454.7	3.1	7
Total Liabilities	**736.9**	**811.2**	**- 74.3**	**- 9**
Net Assets/Equity	**1,241.7**	**1,055.0**	**186.7**	**18**
Net Debt/(Net Debt +Equity)	23%	26%		

Cash Flow

SIMS GROUP

$A million	H1 F07	H1 F06	Change
Net receipts from customers / payments to suppliers	**161.4**	**62.1**	**99.3**
Interest received	0.8	0.9	-0.1
Interest paid	-13.4	-6.6	-6.8
Income taxes paid	-73.4	-38.4	-35.0
Net capital expenditure	-36.1	-26.9	-9.2
Net business (purchases) / sales	-69.1	-4.9	-64.2
Cash inflows (outflows) from operations & investing activities	**-29.8**	**-13.8**	**16.0**

SIMS GROUP

ASX & MEDIA RELEASE
(ASX CODE: SGM)

SYDNEY, 20 FEBRUARY 2007

SIMS GROUP ANNOUNCES RISE IN FIRST HALF PROFITS TO $120M.

GROUP TO BECOME LARGEST GLOBAL ELECTRONICS RECYCLER ON COMPLETION OF TWO NORTH AMERICAN ACQUISITIONS

Half Year Results ($A)	H1 F07	H1 F06	Change
REVENUE (from continuing operations)	$2,623.4m	$1,440.3m	+82%
EBITDA	$218.3m	$126.9m	+72%
EBIT	$193.6m	$107.2m	+81%
PROFIT AFTER TAX	$120.3m	$68.0m	+77%
EPS	96.5 cents	66.5 cents	+45%
NET CASH (DEBT)	($370.8m)	($361.8m)	($9.0m)
CASH FROM OPERATING & INVESTING ACTIVITIES	($29.8m)	($13.8m)	($16.0m)
INTERIM DIVIDEND Per Share (57% franked 2007)	60.0 cents	45.0 cents	+33%

HIGHLIGHTS

- 77% increase in half year profits on the back of higher non ferrous prices and a full six month contribution from the former Hugo Neu businesses.
- Earnings per Share increased by 45%.
- Results consistent with market guidance given at the Company's Annual General Meeting and more recently affirmed.
- Two North American acquisitions to position Sims as the world's largest e-recycler, following on from an 83% first half increase in EBIT contribution from the Group's Recycling Solutions Division.
- Outlook for Earnings to continue at or around second Quarter levels through the third Quarter, and into the fourth Quarter if metal prices remain at, or close to, current levels.

RESULTS

Global Recycling Company, Sims Group Limited, announced today a 77% increase in net profit after tax for the six months ended 31st December, 2006, to $120.3 million. EBITDA increased by 72% to $218.3 million and EBIT by 81% to $193.6 million. Earnings per share rose 45% over the previous corresponding period while the dividend determined was up 33%, to 60 cents per share (57% franked).

Sims Group's Chief Executive, Jeremy Sutcliffe said three main factors contributed to the result.

"The Group enjoyed the benefit of high non ferrous metal prices throughout the half, coupled with the continued growth within our Recycling Solutions business. These underpinned the significant increase in revenue and earnings from a full six month contribution from the former Hugo Neu businesses (compared to only two months contribution in the first half of fiscal 2006)."

The Company has determined that a final dividend of 60 cents per share (57% franked) will be paid on 13th April, 2007 to shareholders on the Company's register at the record date of 27th March, 2007. The Company's Dividend Reinvestment Plan will apply, with shares to be issued at a 2.5% discount to the Company's weighted average market price over a period of five trading days commencing on the trading day after the record date. The dividend determined above is payable in cash or additional shares (pursuant to the DRP) at the election of eligible shareholders. Foreign shareholders will be relieved of any withholding tax on the unfranked portion of dividends paid, as a consequence of the application by the Company of Foreign Conduit Income Credits.

OPERATIONS

On a regional basis, the profit results at the EBIT line (after Group corporate recharges) were as follows:

REGION	H1 F07	H1 F06	Change (%)
Australia	**$71.9m**	**$47.8m**	**+50%**
North America	**$87.7m**	**$38.1m**	**+130%**
Europe	**$27.9m**	**$17.0m**	**+64%**
New Zealand	**$6.1m**	**$4.3m**	**+42%**
TOTAL	**$193.6m**	**$107.2m**	**+81%**

On a product basis, the profit results at the EBIT line were as follows:

PRODUCT	H1 F07	H1 F06	Change (%)
Ferrous (including NFSR and brokerage)	$127.9m	$82.4m	+55%
Non Ferrous (including brokerage)	$ 58.2m	$22.1m	+163%
Recycling Solutions	$ 22.3m	$12.2m	+83%
Manufacturing, SimsSteel & Joint Ventures	$ 13.9m	$ 8.4m	+65%
Group and Regional Corporate Costs	($28.7m)	($17.9m)	+60%
TOTAL	$193.6m	$107.2m	+81%

COMPANY NEWS

Acquisitions

The Company also announced that the Board of Directors had approved today the acquisition of two major e-recycling businesses in North America. Legal formalities are expected to be finalised shortly. When completed, the Group will become the largest global, as well as the largest North American, electronics recycler handling over an estimated 25 million computers, computer monitors and TV sets, refrigerators, toner cartridges and other smaller electrical appliances per annum.

The Group's Recycling Solutions Division will acquire United Recycling Industries (URI) of Chicago. URI is a privately owned fully integrated recycler offering a full range of recycling services including collection, refurbishment and re-sale of working equipment, chip recovery for re-sale, mechanical processing of monitors, mechanical recycling of e-waste and secondary smelting and refining of high grade electronics material. Completion is expected within the next two weeks.

Completion of the acquisition of the second business should occur some four weeks later, and will be the subject of a further announcement. Combined, the two businesses will handle in the region of four million units per annum.

The acquisitions, at a combined approximate cost of US$60 million, are expected to generate over US$13 million in EBITDA in their first full 12 months of ownership and will serve as the platform for further growth in the rapidly growing North American market

Mr Sutcliffe commented, "these acquisitions are a logical extension of our legislation-driven Recycling Solutions business in Europe. The focus of these North American businesses is currently more directed towards B2B electronics recycling, but we expect to progressively capitalise on future legislation across the United States and expand our business into B2C end-of-life recycling, more akin to our European business".

Appointment of new President & COO, Metal Recycling of Sims Hugo Neu in the US

Sims Hugo Neu has appointed Mr Robert Kelman as its new President & Chief Operating Officer, Metal Recycling with immediate effect. He will continue to be based in New York. Mr Kelman was previously Senior Vice President & General Manager of the North East operations for Sims Hugo Neu and is also responsible for the management of the Company's contract with the City of New York to recycle its kerbside post consumer metals, plastic and glass. Mr Sutcliffe said, "we are very pleased to be able to appoint someone with the experience and industry knowledge of Mr Kelman who can hit the ground running at this important time for the Company". Mr Kelman had nearly 20 years industry experience with Hugo Neu Corporation prior to the merger of its recycling assets with Sims Group in November 2005.

Technology Developments

The Company also announced its intention to continue to invest in best available technology to enhance the non ferrous and plastic recoveries from the waste streams generated by its shredder operations and which is currently sent to landfill. Mr Sutcliffe noted "the recent improvements in technology combined with higher non ferrous prices, the increasing importance of secondary plastics and the need, in Europe, to meet legislative targets, offers the Company an important opportunity which we intend to capture. Work will continue on all our shredders throughout the remainder of fiscal 2007 and throughout fiscal 2008, targeted at reducing the non ferrous content in our waste stream down to global best practice levels and maximising the recovery and marketing of automobile and other plastics from these streams."

CURRENT MARKET CONDITIONS AND OUTLOOK

Since the beginning of the calendar year ferrous selling prices have risen significantly in most international markets. Prices are now at historical highs in US dollar FOB terms as ocean freight rates are materially lower than at the time of earlier peak C&F ferrous prices. Current pricing reflects buoyant demand for imported scrap in most countries (with China continuing to be the notable exception) at a time of ever increasing tightness in supply from traditional exporting regions. Although the Northern hemisphere winter has, until recently, been relatively mild, flows in countries such as Russia and the Ukraine have been diverted to domestic steel mills and hence not available for international shipment. Mediterranean consumers, notably Turkey, are therefore seeking material from Western suppliers. Demand is also strong in South East Asia and other markets including Mexico and South America. The outlook is for prices to remain firm throughout the remainder of the third quarter especially given the likely continued tightness in pig iron and HBI availability, coupled with an encouraging strengthening of steel prices, including domestic Chinese steel prices. As an offset to this robust outlook is the continuing strength of the Australian dollar and other

currencies against the US dollar, and more particularly, the competitive environment for the purchase of ferrous raw material. Of the Company's regional operations, this competition is at its most intense in the North East of the United States, and in the United Kingdom. On the West Coast of the United States, shipment of ferrous metal by container, utilising surplus containers arising from imported consumer goods, is now presenting a new form of competition.

So far as non ferrous metals are concerned, the reversal in some base metal prices, especially copper, is having, and could continue to have, a negative impact on non ferrous margins if the very recent rally again evaporates. Discounts for secondary material (or premiums) against LME pricing are currently favourable and demand remains firm. Aluminium prices have not corrected to the same extent as some other metals and consequently non ferrous shredder residue prices have been maintained at or near historical highs. Overall, volatility is expected to dominate future markets and in the near term could be further exacerbated by the notoriously unpredictable markets around Chinese New Year.

In light of the market conditions, as described above, the Company is of the view that earnings for the third Quarter should be maintained at or around the same level as those achieved in the second Quarter. Looking further ahead to the fourth Quarter, the Company expects similar trading results, provided metal prices remain at or close to, current market levels resulting in yet another satisfactory full year result.

Sims Group's core business is metal recycling, with an emerging business in recycling solutions. Headquartered in Australia, Sims earns over 70 per cent of its revenue from international operations in the United Kingdom, Continental Europe, North America, New Zealand and Asia. Sims has over 3,500 employees, annual turnover of A$5.0 billion and is listed on the Australian Stock Exchange (ASX CODE: SGM)

For further information contact:

Jeremy Sutcliffe
Group Chief Executive
Sims Group Limited
41 McLaren Street
NORTH SYDNEY NSW 2060

ABN 69 114 838 630

Phone: (02) 9956 9180

SIMS GROUP LIMITED

ABN 69 114 838 630

HALF-YEAR REPORT

31 DECEMBER 2006

DIRECTORS' REPORT for the half-year ended 31 December 2006

Your directors present their report on the consolidated entity consisting of Sims Group Limited and the entities it controlled at the end of, or during, the half-year ended 31 December 2006.

THE DIRECTORS

The following persons were directors of Sims Group Limited (the Company) during the half-year and up to the date of this report:

Paul Mazoudier	Michael Feeney
Jeremy Sutcliffe	Robert Every
Geoffrey Brunsdon	John Neu
Ross Cunningham	Paul Varello

PREPARATION OF INTERIM FINANCIAL REPORT

The financial statements and notes thereto have been prepared in accordance with Australian equivalents to International Financial Reporting Standards.

REVIEW OF OPERATIONS

A summary of consolidated revenues and results for the half-year by significant geographic segments is set out below:

	Revenue from sales of goods or services		**Profit from ordinary activities before income tax expense**	
	31.12.06 $'000	31.12.05 $'000	**31.12.06 $'000**	31.12.05 $'000
Geographical Segments				
Australia	**681,152**	512,618	**69,846**	45,403
Europe	**512,985**	352,147	**24,409**	15,637
North America	**1,376,194**	537,490	**78,846**	35,763
New Zealand	**52,250**	37,171	**6,015**	4,161
Consolidated	**2,622,581**	1,439,426	**179,116**	100,964
Share of net profits of equity accounted associates			**1,836**	512
Profit from ordinary activities before income tax expense			**180,952**	101,476
Income tax expense			**(60,665)**	(33,515)
Net profit attributable to members of Sims Group Limited			**120,287**	67,961

On 12 October 2006 Sims Group UK Holdings Limited purchased the issued capital of Metall + Recycling GmbH with effect from 1 October 2006 for $34.573m. The business is a specialist recycler of electrical and electronic equipment and a processor of non-ferrous metals produced as a by-product of conventional scrap metal shredding plants. It utilises unique technology to maximise the recovery of metallic and non-metallic materials. The business is located in Germany.

On 19 December 2006 Sims Group UK Holdings Limited purchased the issued capital of Cymru Metals Recycling Ltd for $21.109m. The business collects and disposal of ferrous and non-ferrous materials and services customers throughout England and Wales.

On 11 December 2006 Sims Group Australia Holdings Limited purchased the assets and business of Maroochy Steel Supplies for $1.414m. The business is leading the way in supplying customers with quality steel products through a cut to size service. The business is located in Queensland, Australia.

AUDITOR'S INDEPENDENCE DECLARATION

DIRECTORS' REPORT for the half-year ended 31 December 2006 - continued

A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 is attached.

ROUNDING OF AMOUNTS TO NEAREST THOUSAND DOLLARS

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities & Investments Commission, relating to the "rounding off" of amounts in the directors' report and financial report. Amounts in the directors' report and the financial report have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the directors:

P K Mazoudier
Chairman

J L Sutcliffe
Group Chief Executive

Sydney 20 February 2007

Sims Group Limited

Consolidated Income Statement
For the half-year ended 31 December 2006

	Half Year 2006 $'000	Half Year 2005 $'000
Revenue from continuing operations	2,623,381	1,440,335
Other income	776	131
Raw materials and changes in inventories of finished goods	(1,825,016)	(926,878)
Freight expense	(247,971)	(154,580)
Employee benefits expense	(136,732)	(108,250)
Depreciation and amortisation expense	(24,675)	(19,700)
Repairs and maintenance expense	(53,410)	(40,917)
Other expenses from ordinary activities	(143,779)	(82,551)
Finance costs	(13,456)	(6,626)
Share of net profit of associates accounted for using the equity method	1,836	512
Profit before income tax	180,952	101,476
Income tax (expense) / benefit	(60,665)	(33,515)
Profit attributable to members of Sims Group Limited	120,287	67,961

	Cents	Cents
Earnings per share for profit attributable to the ordinary equity holders of the company:		
Basic earnings per share	96.5	66.5
Diluted earnings per share	96.0	66.4

The above consolidated income statement should be read in conjunction with the accompanying notes.

Sims Group Limited

Consolidated Balance Sheet
As at 31 December 2006

	31 December 2006 $'000	30 June 2006 $'000
ASSETS		
Current assets		
Cash and cash equivalents	29,473	15,800
Receivables	353,158	356,019
Inventories	333,750	333,187
Derivative financial instruments	4,085	903
	720,466	705,909
Non-current assets classified as held for sale - land and buildings	-	5,733
Total current assets	720,466	711,642
Non-current assets		
Investments accounted for using the equity method	23,205	21,761
Property, plant and equipment	609,330	590,668
Deferred tax assets	18,409	34,693
Intangible assets	607,210	579,075
Total non-current assets	1,258,154	1,226,197
Total assets	1,978,620	1,937,839
LIABILITIES		
Current liabilities		
Payables	249,358	341,752
Derivative financial instruments	848	1,263
Current tax liabilities	11,555	22,343
Provisions	17,379	20,881
Total current liabilities	279,140	386,239
Non-current liabilities		
Borrowings	400,264	301,459
Deferred tax liabilities	23,918	28,744
Provisions	29,247	19,782
Retirement benefit obligations	4,400	4,830
Total non-current liabilities	457,829	354,815
Total liabilities	736,969	741,054
Net assets	1,241,651	1,196,785
EQUITY		
Contributed equity	797,344	780,108
Reserves	59,715	77,589
Retained profits	384,592	339,088
Total equity	1,241,651	1,196,785

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

Sims Group Limited

Consolidated Statement of Changes in Equity
For the half-year ended 31 December 2006

	Half-year 2006 $'000	2005 $'000
Total equity at the beginning of the half- year	1,196,785	517,456
Defined benefit plan actuarial gain / (loss) (net of tax)	-	1,048
Changes in fair value of cash flow hedges (net of tax)	(293)	749
Exchange differences on translation of foreign operations	(17,924)	4,982
Net income recognised directly in equity	1,178,568	524,235
Profit for the half-year	120,287	67,961
Total recognised income and expense for the half-year	1,298,855	592,196
Transactions with equity holders in their capacity as equity holders:		
Dividends provided for or paid	(74,783)	(82,329)
Share ownership and option plan expense	343	671
Issue of ordinary shares, net of transaction costs	17,236	544,426
	(57,204)	462,768
Total equity at the end of the half-year	1,241,651	1,054,964

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

Sims Group Limited
Consolidated Cash Flow Statement
For the half-year ended 31 December 2006

	Half-year 2006 $'000	Half-year 2005 $'000
Cash flows from operating activities		
Receipts from customers (inclusive of goods and services tax)	2,685,581	1,363,649
Payments to suppliers and employees (inclusive of goods and services tax)	(2,524,139)	(1,301,522)
	161,442	62,127
Interest received	793	899
Interest paid	(13,456)	(6,626)
Income taxes paid	(73,387)	(38,450)
Net cash inflow from operating activities	75,392	17,950
Cash flows from investing activities		
Payments for property, plant and equipment	(37,380)	(27,669)
Payments for subsidiaries and businesses	(69,212)	(4,908)
Proceeds from sale of property, plant and equipment	1,401	778
Net cash outflow from investing activities	(105,191)	(31,799)
Cash flows from financing activites		
Proceeds from borrowings	538,436	155,961
Repayment of borrowings	(437,689)	(66,252)
Proceeds from issue of shares	1,701	1,309
Dividends paid	(59,247)	(82,329)
Net cash inflow from financing activities	43,201	8,689
Net increase/(decrease) in cash held	13,402	(5,160)
Cash at the beginning of the half-year	15,800	46,008
Effects of exchange rate changes on cash and cash equivalents	271	1,676
Cash at the end of the half-year	29,473	42,524

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

1 Basis of preparation of half-year report

This general purpose financial report for the interim half-year reporting period ended 31 December 2006 has been prepared in accordance with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2006 and any public announcements made by Sims Group Limited during the interim reporting period in accordance with the continuous disclosure requirements of the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year and corresponding interim reporting period.

2 Segment information

Half-year	Revenue from sales of goods or services		Profit from ordinary activities before income tax expense	
	31 Dec 06	31 Dec 05	31 Dec 06	31 Dec 05
	$'000	$'000	$'000	$'000
Primary reporting - geographical segments				
Australia	681,152	512,618	69,846	45,403
Europe	512,985	352,147	24,409	15,637
North America	1,376,194	537,490	78,846	35,763
New Zealand	52,250	37,171	6,015	4,161
Consolidated	2,622,581	1,439,426	179,116	100,964
Share of net profits of equity accounted associates	-	-	1,836	512
	2,622,581	1,439,426	180,952	101,476

3 Business combination

Subsidiaries and businesses acquired during the half-year ended 31 December 2006:

Acquisition of Metall + Recycling GmbH

On 12 October 2006 Sims Group UK Holdings Limited purchased the issued capital of Metall + Recycling GmbH with effect from 1 October 2006 for $34.573m. The business is a specialist recycler of electrical and electronic equipment and a processor of non-ferrous metals produced as a by-product of conventional scrap metal shredding plants. It utilises unique technology to maximise the recovery of metallic and non-metallic materials. The business is located in Germany. The acquired business contributed net profit before interest and tax of $3.8 million for the period 1October 2006 to 31 December 2006. Consolidated revenue and net profit before interest and tax of the acquired businesses for the period 1 July 2006 to 31 December 2006, as if the acquisition had occurred at the beginning of this period was $18.3 million. The amounts recognised by the vendor immediately before acquisition for each class of asset and liability were not significantly different from the fair values set out in the table below.

Acquisition of Cymru Metals Recycling Ltd

On 19 December 2006 Sims Group UK Holdings Limited purchased the issued capital of Cymru Metals Recycling Ltd for $21.109m. The business collects and disposal of ferrous and non-ferrous materials and services customers throughout England and Wales. The business is located in Wales UK. Contribution to the results of Sims Group post acquisition are not material. Consolidated revenue and net profit before tax of the acquired businesses for the period 1 July 2006 to 31 December 2006, as if the acquisition had occurred at the beginning of this period are unavailable as Cymru Metals Recycling Ltd was incorporated shortly before it acquired the business of the vendor. The amounts recognised by the vendor immediately before acquisition for each class of asset and liability were not significantly different from the fair values set out in the table below.

Acquisition of Maroochy Steel Supplies

On 11 December 2006 Sims Group Australia Holdings Limited purchased the assets and business of Maroochy Steel Supplies for $1.414m. The business is leading the way in supplying customers with quality steel products through a cut to size service. The business is located in Queensland, Australia. Contribution to the results of Sims Group post acquisition are not material. The amounts recognised by the vendor immediately before acquisition for each class of asset and liability were not significantly different from the fair values set out in the table below.

3 Business combination (continued)

Subsidiaries and businesses acquired during the half-year ended 31 December 2005:

Merger with Hugo Neu Corporation

On 31 October 2005 Sims Group Limited acquired substantially all of the recycling operations of Hugo Neu Corporation. The consideration given comprised 32,137,071 ordinary shares in Sims Group Limited with a fair value of $543.1m and the balance paid in cash.

Fair value of assets and liabilities as at acquisition dates

The 2006 amounts set out in the table below reflect provisional fair values of assets and liabilities acquired and goodwill at acquisition date. The data included in the comparative amounts below supersede the provisional information included in the annual report for the period to 30 June 2006.

	Half-year	
	2006	2005
	$'000	$'000
Cash	678	3,354
Receivables	38,765	138,171
Prepayments	20	5,278
Inventories	13,277	78,094
Property, plant & equipment	24,644	197,807
Deferred tax asset	-	9,383
Trade and other creditors	(24,959)	(68,296)
Bank loans	(13,133)	(226,425)
Deferred tax liability	(340)	(518)
Employee entitlement provisions	(29)	(1,156)
Environmental provision	-	(8,790)
Non-current provision	(312)	-
Provision for income tax	(14,149)	-
Net assets of entity	22,462	126,902
Goodwill on acquisition	43,885	460,652
Consideration	66,347	587,554
Consideration		
Cash	54,624	
Deferred consideration accrued	9,251	26,027
Shares issued	-	543,117
	63,875	569,144
Direct costs relating to acquisitions	2,472	18,410
Total consideration	66,347	587,554
Outflow of cash to acquire subsidiaries and businesses, net of cash acquired		
Consideration	66,347	587,554
Non-cash consideration - shares issued	-	(543,117)
Deferred consideration accrued	(9,251)	(26,027)
Direct costs relating to acquisitions accrued	-	(10,148)
Cash acquired	(678)	(3,354)
Net cash outflow in respect of acquisitions made during the period	56,418	4,908
Cash outflow in settling deferred consideration	12,794	-
Net cash outflow	69,212	4,908

The goodwill is attributable to several factors including, site locations, synergies existing in the operations acquired, and the assembled workforce which together contribute to the high profitability of the acquired businesses.

	Half-year 2006 $'000	Half-year 2005 $'000
4 Dividends		
Ordinary shares		
Dividends provided for or paid during the half-year	74,783	82,329
In addition to the above dividends, since the end of the half-year the directors have recommended the payment of an interim dividend of 60 cents per fully paid ordinary share, franked at 57% based on tax paid at 30% to shareholders. (2005: 45 cents per fully paid ordinary share, franked at 47% based on tax paid at 30% to shareholders (excluding Hugo Neu Corporation) and an interim dividend of 15 cents per fully paid ordinary share, franked at 47% based on tax paid at 30% to Hugo Neu Corporation). The aggregate amount of the proposed dividend expected to be paid on 13 April 2007 out of retained profits, but not recognised as a liability at the end of the half-year, is	75,240	45,981

5 Equity securities issued

	Half-year 2006 Shares	Half-year 2005 Shares	Half-year 2006 $'000	Half-year 2005 $'000
Issues of ordinary shares during the half year				
Exercise of options issued under the Sims Group Employee Option Plan		193,798	-	1,309
Issued on acquisition of Hugo Neu Corporation operations*	-	32,137,071	-	543,117
Issued under the dividend reinvestment plan	742,970	-	15,536	-
Exercise of options issued under the Sims Group Performance Rights Plan	20,000	-	-	-
Shares issued under the Long Term Incentive Plan recognised as issued following repayment of associated employee loans.	113,492	-	1,700	-
	876,462	32,330,869	17,236	544,426

* Fair value of shares issued based on Sims Group Limited closing share price of $16.90 on the date of issue (31 October 2005).

Long Term Incentive Plan Shares

The above excludes 205,217 ordinary shares issued to employees under the employee share scheme, which under AIFRS are deemed to be unissued for accounts presentation purposes.

Date granted	Expiry date	Issue price	Balance at start of the period	Issued LTI shares	Number recognised as issued capital during the year	Balance at end of the period
22 July 2005	22 July 2010	$14.99	187,164	-	(113,492)	73,672
28 July 2006	22 July 2011	$18.73	-	131,545	-	131,545
			187,164	131,545	(113,492)	205,217

Sims Group Limited

Directors Declaration

In the directors' opinion:

(a) The directors declare that the financial statements and notes set out on pages 1 to 9 are in accordance with the *Corporations Act 2001*, including:

 (i) comply with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

 (ii) give a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance, as represented by the results of its operations and its cash flows, for the half-year ended on that date.

(b) there are reasonable grounds to believe that Sims Group Limited will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of the directors.

PK Mazoudier
Chairman

JL Sutcliffe
Group Chief Executive

Signed at Sydney, NSW, Australia on 20 February 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

Auditor's Independence Declaration

As lead auditor for the review of Sims Group Limited for the half year ended 31 December 2006, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the *Corporations Act 2001* in relation to the review; and

b) no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Sims Group Limited and the entities it controlled during the period.

WHB Seaton

Partner
PricewaterhouseCoopers

Sydney
20 February 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
ABN 52 780 433 757

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwc.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999

INDEPENDENT AUDITORS REVIEW REPORT TO THE MEMBERS OF SIMS GROUP LIMITED

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Sims Group Limited, which comprises the balance sheet as at 31 December 2006, and the income statement, statement of changes in equity and cash flow statement for the half-year ended on that date, other selected explanatory notes and the directors' declaration for the Sims Group Limited Group (the consolidated entity). The consolidated entity comprises both Sims Group Limited (the company) and the entities it controlled during that half-year.

Directors' Responsibility for the Half-Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity 's financial position as at 31 December 2006 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*. As the auditor of Sims Group Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. It also includes reading the other information included with the financial report to determine whether it contains any material inconsistencies with the financial report. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

PRICEWATERHOUSECOOPERS

For further explanation of a review, visit our website http:/www.pwc.com/au/financialstatementaudit.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our review was not designed to provide assurance on internal controls.

Our review did not involve an analysis of the prudence of business decisions made by directors or management.

Independence

In conducting our review, we have complied with the independence requirements of the *Corporations Act 2001.*

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Sims Group Limited is not in accordance with the *Corporations Act 2001* including:

(a) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and *Corporations Regulations 2001.*

PricewaterhouseCoopers

WHB Seaton
Partner

Sydney
20 February 2007

SIMS GROUP LIMITED

ABN 69 114 838 630

Half Year Report
given to the ASX under listing rule 4.2A

31 December 2006

Appendix 4D

Half year report

Name of entity

SIMS GROUP LIMITED

ACN or ARBN	Half year ended
69 114 838 630	31 December 2006

For announcement to the market

		A$'000
Revenue from ordinary activities (*item 1.1*)	Up 82.2% to	**2,624,157**
Profit (loss) from ordinary activities after tax attributable to members *(item 1.22)*	Up 77% to	**120,287**
Profit (loss) from extraordinary items after tax attributable to to members *(item 2.5)*	(gain) loss of	-
Net profit (loss) for the period attributable to members (*item 1.11*)	Up 77% to	**120,287**

Dividends (distributions)	Amount per security	Franked amount per security
Interim dividend *(item 13.6)*	60.0¢	57%
Previous corresponding period *(item 13.7)*		
Others	45.0¢	47%
Hugo Neu Corporation	15.0¢	47%

Record date for determining entitlements to the dividend, (in the case of a trust, distribution) (*item 13.2*)	27 March 2007

Brief explanation of any of the figures reported above and any short details of any bonus or cash issue or other item(s) of importance not previously released to the market:

Not applicable

	Condensed consolidated statement of financial performance	Current period 31 Dec 06 A$'000	Previous corresponding period 31 Dec 05 A$'000
1.1	Revenue from ordinary activities *(items 1.23 - 1.25)*	2,624,157	1,440,466
1.2	Expenses from ordinary activities *(item 1.26)*	(2,431,585)	(1,332,876)
1.3	Borrowing costs expense	(13,456)	(6,626)
1.4	Shares of net profits from associates and joint venture entities *(item 14.7)*	1,836	512
1.5	**Profit (loss) from ordinary activities before income tax expense**	180,952	101,476
1.6	Income tax expense on ordinary activities	(60,665)	(33,515)
1.7	**Profit (loss) from ordinary activities after related income tax expense**	120,287	67,961
1.8	Profit (loss) from extraordinary items after tax *(item 2.5)*	-	-
1.9	**Net profit (loss)**	120,287	67,961
1.10	Net profit (loss) attributable to outside equity interests	-	-
1.11	**Net profit (loss) for the period attributable to members**	120,287	67,961
1.12	Increase (decrease) in revaluation reserves	-	-
1.13	Net exchange differences recognised in equity	(17,924)	4,982
1.14	Other revenue, expenses and initial adjustments recognised directly in equity:		
	Defined benefit plan actuarial gain / (loss) (net of tax)	-	1,048
	Changes in fair value of cash flow hedges (net of tax)	(293)	749
1.15	Initial adjustments from UIG transitional provisions	-	-
1.16	Total transactions and adjustments recognised directly in equity *(items 1.12 - 1.15)*	(18,217)	6,779
1.17	**Total changes in equity attributable to members other than those resulting from transactions with owners in their capacity as owners**	102,070	74,740

	Earnings per security	Current period	Previous corresponding period
1.18	Basic EPS	96.5¢	66.5¢
1.19	Diluted EPS	96.0¢	66.4¢

SIMS GROUP LIMITED

Notes to the condensed consolidated statement of financial performance

Profit (loss) from ordinary activities attributable to members	Current period 31 Dec 06 A$'000	Previous corresponding period 31 Dec 05 A$'000
1.20 Profit from ordinary activities after tax *(item 1.7)*	120,287	67,961
1.21 Less (plus) outside equity interests	-	-
1.22 Profit (loss) from ordinary activities after tax attributable to members	120,287	67,961

Revenue and expenses from ordinary activities	Current period 31 Dec 06 A$'000	Previous corresponding period 31 Dec 05 A$'000
1.23 Revenue from sales of goods and services	2,622,582	1,439,426
1.24 Interest revenue	793	899
1.25 Other relevant revenue	782	141
	2,624,157	1,440,466
1.26 Details of relevant expenses		
Raw materials and finished goods included in cost of sales	1,825,018	926,878
Freight expense	247,971	154,580
Employee benefits expense	136,732	108,250
Depreciation and amortisation expense	24,675	19,700
Repairs and maintenance expense	53,410	40,917
Other expenses from ordinary activities	143,779	82,551
	2,431,585	1,332,876
Capital outlays		
1.27 Interest costs capitalised in asset values	-	-
1.28 Outlays capitalised in intangibles (unless arising from an acquisition of a business)	-	-

Consolidated retained profits	Current period 31 Dec 06 A$'000	Previous corresponding period 31 Dec 05 A$'000
1.29 Retained profits (accumulated losses) at the beginning of the financial period	339,088	270,752
1.30 Net profit (loss) attributable to the members *(item 1.11)*	120,287	67,961
1.31 Net transfers from (to) reserves *(details if material)*	-	-
1.32 Net effect of changes in accounting policies	-	-
1.33 Dividends and other equity distributions paid	(74,783)	(82,329)
1.34 Retained profits at end of financial period	384,592	256,384

Intangible and extraordinary items

	CONSOLIDATED Current period to 31 December 2006			
	Before tax A$'000	Related tax A$'000	Related outside equity interests A$'000	Amount (after tax) attributable to members A$'000
2.1 Impairment of goodwill	-	-	-	-
2.2 Impairment of other intangibles	-	-	-	-
2.3 Total amortisation of intangibles	-	-	-	-
2.4 Extraordinary items Details	-	-	-	-
2.5 Total extraordinary items	-	-	-	-

Comparison of half year profits

	Current period A$'000	Previous corresponding period A$'000
3.1 Consolidated profit (loss) from ordinary activities after tax attributable to members reported for the 1st half year *(item 1.22 in the half yearly report)*	120,287	67,961
3.2 Consolidated profit (loss) from ordinary activities after tax attributable to members for the second half of the year	Not applicable	Not applicable

	Condensed consolidated statement of financial position	31 Dec 06 A$'000	30 June 06 A$'000	31 Dec 05 A$'000
	Current assets			
4.1	Cash and cash equivalents	29,473	15,800	42,524
4.2	Receivables	353,158	356,019	404,992
4.3	Inventories	333,750	333,187	262,517
4.4	Derivative financial instruments	4,085	903	1,043
4.5	Assets classified as held for sale - land and buildings	-	5,733	-
4.6	**Total current assets**	720,466	711,642	711,076
	Non-current assets			
4.7	Receivables	-	-	5,368
4.8	Investments accounted for using the equity method	23,205	21,761	13,212
4.9	Property, plant and equipment	609,330	590,668	558,375
4.10	Deferred tax assets	18,409	34,693	20,182
4.11	Intangibles (net)	607,210	579,075	557,988
4.12	**Total non-current assets**	1,258,154	1,226,197	1,155,125
4.13	**Total assets**	1,978,620	1,937,839	1,866,201
	Current liabilities			
4.14	Payables	249,358	341,752	323,277
4.15	Derivative financial instruments	848	1,263	294
4.16	Current tax liabilities	11,555	22,343	19,141
4.17	Provisions	17,379	20,881	13,826
4.18	**Total current liabilities**	279,140	386,239	356,538
	Non-current liabilities			
4.19	Interest bearing liabilities	400,264	301,459	404,307
4.20	Deferred tax liabilities	23,918	28,744	19,218
4.21	Provisions	29,247	19,782	20,854
4.22	Retirement benefit obligations	4,400	4,830	10,320
4.23	**Total non-current liabilities**	457,829	354,815	454,699
4.24	**Total liabilities**	736,969	741,054	811,237
4.25	**Net assets**	1,241,651	1,196,785	1,054,964
	Equity			
4.26	Capital/contributed equity	797,344	780,108	765,091
4.27	Reserves	59,715	77,589	33,489
4.28	Retained profits	384,592	339,088	256,384
4.29	**Equity attributable to members of the parent entity**	1,241,651	1,196,785	1,054,964
4.30	Outside equity interests in controlled entities	-	-	-
4.31	**Total equity**	1,241,651	1,196,785	1,054,964

Consolidated statement of cash flows

		Current period 31 Dec 06 A$'000	Previous corresponding period 31 Dec 05 A$'000
	Cash flows related to operating activities		
5.1	Receipts from customers (inclusive of goods and services tax)	2,685,581	1,363,649
5.2	Payments to suppliers and employees (inclusive of goods and services tax)	(2,524,139)	(1,301,522)
5.3	Interest received	793	899
5.4	Interest paid	(13,456)	(6,626)
5.5	Income taxes paid	(73,387)	(38,450)
5.6	**Net cash inflows from operating activities**	75,392	17,950
	Cash flows related to investing activities		
5.7	Payment for purchases of property, plant and equipment	(37,380)	(27,669)
5.8	Proceeds from sale of property, plant and equipment	1,401	778
5.9	(Payments)/proceeds from sale of controlled entities, equity and other investments and businesses	(69,212)	(4,908)
5.10	**Net cash outflows from investing activities**	(105,191)	(31,799)
	Cash flows related to financing activities		
5.11	Proceeds from issues of securities (shares, options, etc)	1,701	1,309
5.12	Proceeds from borrowings	538,436	155,961
5.13	Repayment of borrowings	(437,689)	(66,252)
5.14	Dividends paid	(59,247)	(82,329)
5.15	**Net financing cash flows**	43,201	8,689
5.16	**Net increase (decrease) in cash held**	13,402	(5,160)
5.17	Cash at beginning of the financial year *(see Reconciliation of cash)*	15,800	46,008
5.18	Exchange rate adjustments to item 5.17	271	1,676
5.19	**Cash at end of financial year** *(see Reconciliation of cash - Item 6.3)*	29,473	42,524

Non-cash financing and investing activities

Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows are as follows. If an amount is quantified, show comparative amount.

On 20 October 2006 $15.6m of dividends was satisfied by the issue of 742,970 shares under the Dividend Reinvestment Plan.

Reconciliation of cash

	Reconciliation of cash at the end of the period (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows:	Current period 31 Dec 06 A$'000	Previous corresponding period 31 Dec 05 A$'000
6.1	Cash on hand and at bank	29,473	39,782
6.2	Deposits at call	-	2,742
6.3	**Total cash at end of period** (item 5.19)	29,473	42,524

Ratios

		Current period 31 Dec 06	Previous corresponding period 31 Dec 05
7.1	**Profit before tax / revenue** Consolidated profit (loss) from ordinary activities before tax *(item 1.5)* as a percentage of revenue from ordinary activites *(item 1.1).*	6.9%	7.0%
7.2	**Profit after tax / equity interests** Consolidated net profit (loss) from ordinary activities after tax attributable to members *(item 1.11)* as a percentage of equity (similarly attributable) at the end of the period *(item 4.33)*	9.7%	6.4%

8 Details of basic and diluted EPS reported separately in accordance with paragraph 9 and 18 of *AASB 1027: Earnings Per Share* are as follows.

Earnings per security (EPS)

	Current period 31 Dec 06 A$'000	Previous corresponding period 31 Dec 05 A$'000
(a) Basic EPS Earnings calculated as net profit or loss adjusted to exclude:	120,287	67,961
- any portion attributable to outside equity interest	-	-
	120,287	67,961
Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	124,635,629	102,274,389
(b) Diluted EPS Basic earnings	120,287	67,961
Weighted average number of ordinary shares outstanding during the period used in the calculation of the Basic EPS	124,635,629	102,274,389
Weighted average number of potential ordinary shares	673,926	18,039
	125,309,555	102,292,428

NTA backing

	Current period 31 Dec 06	Previous corresponding period 31 Dec 05
9.1 Net tangible asset backing per ordinary security	$4.91	$3.86

Discontinued Operations

10.1

Not applicable

Control gained over entities having material effect

11.1 Name of entity (or group of entities)	Refer to the Half Year Report (note 3) for details of acquisitions during the period
11.2 Consolidated operating profit (loss) and extraordinary items after tax of the controlled entity (or group of entities) since the date in the current period on which control was acquired	Not material
11.3 Date from which such profit has been calculated	Not applicable
11.4 Profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the whole of the previous corresponding period	Not available

Loss of control of entities having material effect

12.1	Name of entity (or group of entities)	Not applicable
12.2	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) for the current period to the date of loss of control	Not applicable
12.3	Date to which the profit (loss) in item 12.2 has been calculated	Not applicable
12.4	Consolidated profit (loss) from ordinary activities and extraordinary items after tax of the controlled entity (or group of entities) while controlled during the whole of the previous corresponding period	Not applicable
12.5	Contribution to consolidated profit (loss) from ordinary activities and extraordinary items from sale of interest leading to loss of control	Not applicable

Dividends

13.1	Date the dividend is payable	13 April 2007
13.2	Registrable transfers received by the Company's share registrar, Computershare Investor Services Pty Limited at Level 3, 60 Carrington Street, Sydney, NSW, up to 5.00 pm if paper based, or by End of the Day if a proper SCH transfer, on 27 March 2007 will be registered before entitlements to the dividend are determined.	
13.3	If it is a final dividend, has it been determined ?	Not applicable

Amount per security

			Amount per security	Franked amount per security at 30% tax	Amount per security of foreign sourced dividend
13.4	**Final dividend:**	Current Year	Not applicable	0%	NIL
13.5		Previous Year	Not applicable	0%	NIL
13.6	**Interim dividend:**	Current Year	60.0¢	57%	NIL
13.7		Previous Year			
		Others	45.0¢	47%	NIL
		Hugo Neu	15.0¢	47%	NIL

Half yearly report - interim dividend (distribution) on all securities

		Current period 31 Dec 06 A$'000	Previous corresponding period 31 Dec 05 A$'000
13.8	Ordinary securities	75,240	45,981
13.9	Preference securities	-	-
13.10	Other equity instruments	-	-
13.11	**Total**	75,240	45,981

The dividend plans shown below are in operation

The Sims Group Limited Dividend Reinvestment Plan, adopted by the Board of the Company on 2nd February 2006, applies to the interim dividend. Shares will be issued at a 2.5% discount to the market.

The last date(s) for receipt of election notices for the dividend plans	27 March 2007

Any other disclosures in relation to dividends

Not Applicable

Details of aggregate share of profits (losses) of associates

	Groups share of associates' and joint venture entities:	Current period 31 Dec 06 A$'000	Previous corresponding period 31 Dec 05 A$'000
14.1	Operating profit (loss) from ordinary activities before income tax	2,752	751
14.2	Income tax expense on ordinary activities	(916)	(239)
14.3	Operating profit (loss) from ordinary activities after tax	1,836	512
14.4	Extraordinary items net of tax	-	-
14.5	**Net profit (loss)**	1,836	512
14.6	Adjustments	-	-
14.7	**Share of net profit (loss) of associates and joint venture entities**	1,836	512

Material interests in entities which are not controlled entities

The economic entity has an interest (that is material to it) in the following entities:

Name of entity		Percentage of ownership interest held at end of period		Contribution to operating profit (loss) and extraordinary items after tax (*item 1.4*)	
15.1	**Equity accounted associates and joint venture entities**	Current period 31 Dec 06 %	Previous corresponding period 31 Dec 05 %	Current period 31 Dec 06 A$'000	Previous corresponding period 31 Dec 05 A$'000
	Landfill Management Services Pty Ltd	50	25	710	234
	Richmond Steel Recycling Limited	50	50	1,126	278
15.2	**Total**			1,836	512
15.3	Other material interests				
15.4	**Total**			-	-

SIMS GROUP LIMITED

Issued and quoted securities at end of current period

	Category of securities	Total number	Number quoted	Issue price per security	Amount paid up per security
16.1	**Ordinary securities** Opening balance for accounting purposes	124,317,284	124,317,284		
16.2	Issued during the period				
	Performance Rights	20,000	20,000	$16.68	-
	Dividend Reinvestment Plan	742,970	742,970	$20.91	$20.91
	Recognised as issued for accounting purposes following repayment of associated employee loans.	113,492	113,492	$14.99	-
		876,462	876,462		
16.3	Closing balance for accounting purposes	125,193,746	125,193,746		
16.4	Ordinary shares issued under the Employee Share Scheme deemed unissued under AIFRS for accounts presentation purposes				
	Opening balance	187,164	187,164		
	Employee Shares issued during the period	131,545	131,545	$18.73	$18.73
	Recognised as issued for accounting purposes following repayment of associated employee loans.	(113,492)	(113,492)	$14.99	$14.99
	Closing balance for accounting purposes	205,217	205,217		
16.5	**Ordinary Shares per share register**	125,398,963	125,398,963		
	Options				
	Performance Rights				
16.6	Opening Balance	149,891	-		
16.7	Exercised during the current period	20,000	20,000		
16.8	Closing Balance	129,891	-		
	Employee Shares				
16.9	Issued during current period	131,545	131,545		

Segment reporting

Refer Appendix 1

Basis of accounting preparation

17.1

This general purpose condensed financial report for the interim half year reporting period ended 31 December 2006 has been prepared in accordance with Accounting Standard AASB 1029 Interim Financial Reporting, other mandatory professional reporting requirements (Urgent Issues Group Consensus Views), other authoritative pronouncements of the Australian Accounting Standards Board and the Corporation Act 2001.

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjuction with the annual report for the year ended 30 June 2006, the half-year report for the six months ended 31 December 2005 and any public announcement made by Sims Group Limited during the interim reporting period in accordance with the continuous disclosure requirements of the the Corporation Act 2001.

17.2 Material factors affecting the revenues and expenses of the economic entity for the current period.

Refer press release to ASX announcing half-year results

17.3 A description of each event since the end of the current period which has had a material effect and which is not already reported elsewhere in this Appendix or in attachments, with financial effect quantified (if possible).

None

17.4 Franking credits available and prospects for paying fully or partly franked dividends for at least the next year.

Based on current projections it is anticipated that dividends that may be paid next year will be partly and not fully franked.

17.5 Unless disclosed below, the accounting policies, estimation methods and measurement bases used in this report are the same as those used in the last annual report

Refer above

17.6 Revisions in estimates of amounts reported in previous interim periods.

None

SIMS GROUP LIMITED

Compliance statement

1 This report has been prepared in accordance with AASB Standards, other AASB authoritative pronouncements and Urgent Issues Group Consensus Views or other standards acceptable to ASX.

Identify other standards used	Not applicable

2 This report, and the accounts upon which the report is based (if separate), use the same accounting policies.

3 This report does give a true and fair view of the matters disclosed.

4 This report is based on accounts to which one of the following applies.

☐	The accounts have been audited.	✓	The accounts have been subject to audit review and a review report is attached.
☐	The accounts are in the process of being audited or subject to review.	☐	The accounts have *not* yet been audited or audit reviewed.

5 The entity has a formally constituted audit committee.

Sign here: F. Moratti .... Date: 20 February 2007
(Company Secretary)

Print name: F Moratti

SIMS GROUP LIMITED

SEGMENT INFORMATION

Half-year	Revenue from sales of goods and services		Profit from ordinary activities before income tax expense	
	31 Dec 06 $'000	31 Dec 05 $'000	31 Dec 06 $'000	31 Dec 05 $'000
Primary reporting - geographical segments				
Australia	681,152	512,618	69,846	45,403
Europe	512,985	352,147	24,409	15,637
North America	1,376,194	537,490	78,846	35,763
New Zealand	52,250	37,171	6,015	4,161
Consolidated	2,622,581	1,439,426	179,116	100,964
Share of net profits of equity accounted associates	-	-	1,836	512
	2,622,581	1,439,426	180,952	101,476

SIMS GROUP

ASX & MEDIA RELEASE **(ASX CODE: SGM)** **31 JANUARY 2007**

HUGO NEU

Sims Group Limited (the "Company") is aware that Hugo Neu Corporation and related companies ("Hugo Neu") have appointed advisers to advise in relation to their shareholding in the Company, including a possible sale of some or all of that shareholding (comprising approximately 26% of the issued capital of the Company). The Company is co-operating with Hugo Neu and its advisers in this process. The Company is not aware of whether any transaction will take place at all, the likelihood of the sale of some or all of the Hugo Neu stake proceeding or of the timing of any potential sale.

The Company would like to note that, as part of the arrangements entered into for the acquisition of the Hugo Neu business by the Company, Hugo Neu is restricted from selling any of its shares in the Company until the end of April 2007. If requested to do so, the Company will consider whether it is in the best interests of its shareholders to waive or amend the lock-up restriction and the terms on which it may grant any such waiver or amendment. No such approach has been made by Hugo Neu to date.

Sims Group's core business is metal recycling, with an emerging business in recycling solutions. Headquartered in Australia, Sims earns around 70 per cent of its revenue from international operations in the United Kingdom, Continental Europe, North America, New Zealand and Asia. Sims has over 3,300 employees, annual turnover of A$3.8 billion and is listed on the Australian Stock Exchange (ASX CODE: SGM)

31 January 2007

ASX Limited
Exchange Centre
Level 1, 20 Bridge Street
Sydney NSW 2000

SIMS|GROUP
Level 6 Sims Group House
41 McLaren Street North Sydney NSW 2060 Australia
GPO Box 4155 Sydney NSW 2001
Phone 612 9956 9100 Facsimile 612 9954 9680
www.sims-group.com

Sims Group Limited ABN 69 114 838 630

Attention: Ms Stephanie Yong

Dear Ms Yong,

PRICE QUERY

We refer to your letter of 30 January 2007 and respond to each of your questions as follows:

1. Sims Group Limited (the "Company") is aware that Hugo Neu Corporation and related companies ("Hugo Neu") have appointed advisers to advise in relation to their shareholding in the Company, including a possible sale of some or all of that shareholding (comprising approximately 26% of the issued capital of the Company). The Company is co-operating with Hugo Neu and its advisers in this process. The Company is not aware of whether any transaction will take place at all, the likelihood of the sale of some or all of the Hugo Neu stake proceeding or of the timing of any potential sale.

   The Company would like to note that, as part of the arrangements entered into for the acquisition of the Hugo Neu business by the Company, Hugo Neu is restricted from selling any of its shares in the Company until the end of April 2007. If requested to do so, the Company will consider whether it is in the best interests of its shareholders to waive or amend the lock-up restriction and the terms on which it may grant any such waiver or amendment. No such approach has been made by Hugo Neu to date.

   The Company has no reason to believe that this information has caused the increase in the share price referred to by the ASX, and believes that the above information has remained confidential prior to today.

2. An announcement will be made immediately.

3. The operating profit of the Company for the half year ended 31 December 2006 will vary by more than 15% to that of the previous financial year but the Company has given guidance in this regard to the market throughout

the course of calendar 2006. Most recently, in the Chief Executive Officer's address at the Company's Annual General Meeting held on 17 November 2006 (and as released to the market), it was stated... "I am now able to estimate first half earnings of between $118 million and $128 million. A further update will be given with our first half results". As at the date of this letter, there is no reason to provide any further guidance to the market. It is noted that the Company anticipates releasing its Fiscal 2007 first half results to the market on 20 February 2007. Current expectations are that earnings will fall within the range released to the market in November.

4. No.

5. The Company does not have any explanation for the price change and increase in volume in the securities of the Company. However, the Company would point out that there has been significant volatility in the price of its securities over the previous few months, from a high of $23.59 on 20 October 2006 to a low of $19.06 on 10 January 2007.

   Historically, the Company has observed a relatively strong correlation between the ferrous scrap price and the price of the Company's securities. The Company notes that the US ferrous scrap export price (for No. 1 HMS) has increased from US$306-307 on 19 January 2007 to US$322-323 on 29 January 2007 (as quoted in the Tex Report).

6. The Company confirms that it is in compliance with the listing rules and, in particular, listing rule 3.1.

Yours faithfully,
Sims Group Limited

F. Moratti

Frank Moratti
Company Secretary

ASX
AUSTRALIAN SECURITIES EXCHANGE

30 January 2007

ASX Limited
ABN 98 008 624 691
Exchange Centre
Level 1, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 (02) 9227 0602
Facsimile 61 (02) 9241 7620
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

Frank Moratti
Company Secretary and General Counsel
Sims Group Limited
Level 6
Sims Group House
41 McLaren Street
North Sydney NSW 2060

By E-mail: fmoratti@au.sims-group.com

Dear Frank

Sims Group Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from a low of $19.90 on 24 January 2007 to a high of $21.74 at the time of writing. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any reason to think that there may be a change in the operating profit before abnormal items and income tax so that the figure for the half year ended 31 December 2006 would vary from the previous financial year by more than 15%? If so, please provide details as to the extent of the likely variation.

4. Is there any reason to think that the Company may record any material abnormal or extraordinary profit for the half year ended 31 December 2006? If so, please provide details.

5. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

6. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at stephanie.yong@asx.com.au or by facsimile on **facsimile number (02) 9241 7620**. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie **before 9.30 a.m. E.D.S.T. on Wednesday, 31 January 2007**).

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Stephanie Yong
<u>**Adviser, Issuers (Sydney)**</u>

Direct Line: (02) 9227 0602

ASIA PACIFIC

Milena Ickeringill
Company Secretary

Phone:61 3 9616 3852
Fax: 61 3 9614 5298

24 January 2007

Australian Stock Exchange Limited
Company Announcements Office
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Substantial Security Holder Notice

Please find attached a Substantial Security Holder Notice for Sims Group Limited.

Yours sincerely

Milena Ickeringill

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme: *Sims Group Limited*

ACN/ARSN: 008 634 526

1. Details of substantial holder (1)

Name: AXA SA ("AXA"), AXA Asia Pacific Holdings Limited ("AXA APH") and various bodies corporate controlled by AXA and AXA APH listed in Schedule 1 (together, "the AXA Group") and certain other entities associated with AXA and AXA APH listed in Schedule 1.)

ACN/ARSN (if applicable): 069 123 011

The holder became a substantial holder on 19/01/2007

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary	6,338,316	6,338,316	5.05%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities (ordinary shares unless stated otherwise)
Each holder of a relevant interest is listed in Schedule 1.	Each person listed in Part A(i) of Schedule 1 has a relevant interest because it has power to exercise or control the exercise of a right to vote or to dispose of the relevant securities (s 608(1)(b) and (c) Corporations Act 2001 ("CA")). Each person listed in Part A(ii) of Schedule 1 has a relevant interest because it has voting power above 20% over one or more persons listed in Part A(i) of Schedule 1 (s 608(3) CA).	See column 5 of Schedule 2.

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities (ordinary shares unless stated otherwise)
Each holder of a relevant interest is listed in Schedule 1.	The registered holders of the securities are various third parties acting as custodians on behalf of AXA Group entities (see also column 1 of Schedule 2).	[Not applicable.]	See column 5 of schedule 2.

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities (ordinary shares unless stated otherwise)
		Cash	Non-Cash	
Each holder of a relevant interest is listed in Schedule 1.	See column 2 of Schedule 2.	See column 4 of Schedule 2.	[Not applicable.]	See column 5 of schedule 2.

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
[Not applicable.]	[Not applicable.]

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
See Parts A and B of Schedule 1 (column 1).	See Parts A and B of Schedule 1 (column 2).

Signature

print name Milena Ickeringill capacity Company Secretary, AXA Asia Pacific Holdings Limited

sign here [signature] date 24 January 2007

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

SCHEDULE 1 - HOLDERS OF A RELEVANT INTEREST AND ASSOCIATES

Note: All information provided in this schedule is based on the information available to AXA APH at the time of filing this notice.

PART A - PERSONS WITH A RELEVANT INTEREST

Name	Address
Part A(i) - Responsible entities / trustees / managers of funds / delegates of managers [s 608(1)(b) and (c)]	
Various AXA Group entities which are responsible entities, trustees, managers of funds and delegates of	Not applicable
National Mutual Funds Management Limited	447 Collins Street, Melbourne, Victoria 3000
IPAC Securities Limited	447 Collins Street, Melbourne, Victoria 3000
IPAC Asset Management Limited	447 Collins Street, Melbourne, Victoria 3000
AllianceBernstein L.P.	1345 Avenue of the Americas, NYC 10105
AllianceBernstein Australia Limited	Level 29, 1 Farrer Place, Sydney, NSW 2000
AXA Investment Managers UK Ltd	7,Newgate Street, London EC1A 7NX, England
AXA Rosenberg Investment Management LLC	4 Orinda Way Building E Orinda, California 94563
Various custodians on behalf of various international entities ultimately controlled by AXA (details not available at time of filing)	Various
Part A(ii) - Persons with voting power greater than 20% in persons listed in Parts A(i) and (ii)	
Various AXA Group entities, including, as ultimate holding companies, those set out below	Not applicable
AXA SA	25 Avenue Matignon 75008 Paris France
AXA Asia Pacific Holdings Limited	447 Collins Street Melbourne, Victoria 3000
Part A(iii) - Other relevant interests	
[Not applicable.]	

PART B - ASSOCIATES OF PERSONS WITH A RELEVANT INTEREST

Name	Address
Part (B)(i) - AXA Group Companies [associates by virtue of s 12(2)(a) of CA]	
AXA SA	25 Avenue Matignon 75008 Paris France
Folio Nominees Pty Ltd	447 Collins Street, Melbourne, Victoria 3000

Name	Address
National Mutual Funds Management (Global) Limited	447 Collins Street, Melbourne, Victoria 3000
AXA Asia Pacific Holdings Limited	447 Collins Street, Melbourne, Victoria 3000
The National Mutual Life Association of Australasia Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Asset Management Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Care Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Portfolio Management Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Financial Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Ipac Group Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
David Bird Financial Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Lidomein Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Walker Lawrence & Associates Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Strategic Planning Partners Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Albert & Will Financial Planning Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Financial Resources Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Clientcare Australia (Investments) Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
TM Securities Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Monere	447 Collins Street, Melbourne, Victoria 3000
Armitage Investment Services Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Armitage Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
Sterling Grace Portfolio Management Group Pty Ltd	447 Collins Street, Melbourne, Victoria 3000
SG Holdings Ltd	447 Collins Street, Melbourne, Victoria 3000
Alliance Capital Management Corporation of Delaware	1345 Avenue of the Americas, NYC 10105
AXA Equitable Life Insurance Company	1290 Avenue of the Americas, NYC 10105
AXA Financial, Inc.	1290 Avenue of the Americas, NYC 10105
NMMT Limited	447 Collins Street, Melbourne, Victoria 3000
National Mutual Funds Management NZ Limited	Level 6, 80 The Terrace, Wellington
A.C.M.C. Inc	1345 Avenue of the America, NYC 10105
Neuville Company Inc	C/-447 Collins Street, Melbourne, Victoria 3000
Spicers Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington

Name	Address
Assure New Zealand Ltd	Level 6, 80 The Terrace, Wellington
Arcus Investment Management Ltd	Level 6, 80 The Terrace, Wellington
Client Portfolio Administration Ltd	Level 6, 80 The Terrace, Wellington
Sterling Portfolio Management Ltd	Level 6, 80 The Terrace, Wellington
Client Reserve Ltd	Level 6, 80 The Terrace, Wellington
Mortgage Backed Bonds Limited	Level 6, 80 The Terrace, Wellington
In addition to the entities referred to above, each other entity in AXA's global corporate group which is ultimately controlled by AXA is an associate of a person whose relevant interest changed.	
Part B(ii) - Other associates	
Not applicable	

SCHEDULE 2 - CHANGES IN RELEVANT INTERESTS

Holder of Relevant Interest	Date of Transaction	Transaction Type	Consideration	#Shares
Westpac Custodian Nominees Ltd as custodian for The National Mutual Life Association of Australasia Ltd		open		822,100.00
	20-Oct-06	BUY	- 493,245.99	23,589.00
				845,689.00
Westpac Custodian Nominees Ltd as custodian for ipac Securities Ltd		open		116,200.00
	20-Oct-06	BUY	- 69,713.94	3,334.00
				119,534.00
Merril Lynch Custodian Nominees Ltd as custodian for ipac Securities Ltd		open		101,023.00
	15-Sep-06	BUY	- 2,397,665.32	114,200.00
	20-Sep-06	BUY	- 1,237,484.85	60,323.00
	22-Sep-06	BUY	- 1,613,435.97	79,477.00
				355,023.00
Various Nominees (international AXA entities)		open		3,680,384.00
	September	BUY		1,526,591.00
	October	SELL		- 382,697.00
	November	SELL		- 361,652.00
	December	BUY		86,744.00
	January (1-19)	BUY		468,700.00
				5,018,070.00
TOTAL				6,338,316.00

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To Company Name/Scheme SIMS GROUP LIMITED

ACN/ARSN 008 634 526

1. *Details of substantial holder (1)*

Name PERPETUAL LIMITED and subsidiaries

ACN (if applicable) 000 431 827

There was a change in the interests of the Substantial holder on _18_/_01_/_2007__

The previous notice was given to the company on _08_/_09_/_2006__

The previous notice was dated _07_/_09_/_2006__

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities (4)	Previous notice		Present notice	
	Person's votes	Voting power (5)	Person's votes	Voting power (5)
Ordinary	10,708,620	8.59%	12,032,868	9.60%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change (6)	Consideration given in relation to change (7)	Class and number of securities affected	Person's votes affected
	Refer annexure 3				

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
	Refer annexure 1 & 2				

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
Refer to Annexure 1	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Refer to Annexure 1	

Signature

Print name JOANNE HAWKINS Capacity COMPANY SECRETARY

ANNEXURE 1 - Perpetual Investments Account Codes & Details

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Responsible Entity for:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
ALL 'PC' CODES	RBC Dexia Investor Services AUST Noms Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited ACF: PIML (Select Investments) RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001
GSF	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Australia Share Fund Account Code: PIGSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
ICAS	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Investor Choice Australian Asset Group Account Code: PICAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICIS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Investor Choice Industrial Asset Group Account Code: PISIND GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
ICSC	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Investor Choice Smaller Asset Group Account Code: PISSCP GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIIC A/C> GPO Box 5430 Sydney NSW 2001
PCEF	RBC Dexia Investor Services AUST Noms Pty Limited Account Code: PICEF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIBIAS	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: PIBIAS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual Independent Australian Share Fund Account Code: *PIBIAS* GPO Box 5430 Sydney NSW 2001
PIDIF	RBC Dexia Investor Services AUST Noms Pty Limited Account Code: PIDIF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIDIF2	RBC Dexia Investor Services AUST Noms Pty Limited Account Code: PIDIF2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PICREDIT A/C> GPO Box 5430 Sydney NSW 2001
PIEATF	UBS Nominee Pty Ltd ACF: Perpetual Equity Alpha Fund Account code: PIEATF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWGAF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Geared Australian Share Fund Account code: PIWGAF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWCPF	RBC Global Australia Nominees Pty Limited ACF: PI Protected Aust Share Fund A Account code PIWCPF GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWJPI	RBC Global Australia Nominees Pty Limited ACF: Perpetual JF Wholesale Prop Income Fund Account Code: PIWJPI GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PIWQMN	UBS Nominee Pty Ltd ACF: Perpetual QI Market Neutral Fund Account code: PIWQMN RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWSPF	UBS Nominee Pty Ltd ACF: Perpetual Wholesale Share Plus Fund Account code PIWSPF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000
PIWQLS	UBS Nominee Pty Ltd ACF: Perpetual QI Long Short Fund Account code: PIWQLS RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	UBS Nominee Pty Ltd <Prime Broking A/C> Level 25, 1 Farrer Place Govenor Phillip Tower Sydney NSW 2000

PMISF1	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual's Industrial Share Fund One Account Code: PIISF1 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PMISF1 A/C> GPO Box 5430 Sydney NSW 2001
PMISF2	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual's Industrial Share Fund Two Account Code. PIISF2 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services AUST Noms Pty Limited <PMISF2 A/C> GPO Box 5430 Sydney NSW 2001
PMISF3	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Perpetual's Industrial Share Fund Account Code: PIISF3 GPO Box 5430 Sydney NSW 2000	RBC Dexia Investor Services AUST Noms Pty Limited <PMISF3 A/C> GPO Box 5430 Sydney NSW 2001
PMSCA	RBC Dexia Investor Services AUST Noms Pty Limited ATF: Perpetual's Smaller Companies Analyst Fund Account Code: PISCA GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PMWSCM	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Companies (M) Account Code: PIWSCM GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PMWSCM A/C> GPO Box 5430 Sydney NSW 2001
PMWSCS	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Companies (S) Account Code: PIWSCS GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PMWSCS A/C> GPO Box 5430 Sydney NSW 2001
PMWSRF	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholeseal Ethical Fund Account Code: PIWSRF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PMWSRF A/C> GPO Box 5430 Sydney NSW 2001
PPSF	RBC Dexia Investor Services AUST Noms Pty Limited ATF: Perpetual James Fielding Wholesale Property Securities Fund Account Code: PIPSF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
PWSCF	RBC Global Australia Nominees Pty Limited ACF: Perpetual Wholesale Smaller Co Fund Account Code: PIWSCF GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, as Trustee for:

ALL 'SS' CODES	RBC Dexia Investor Services AUST Noms Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited ACF: PIML (Select Super) RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001

Perpetual Investments Management Limited (PIML), subsidiary of Perpetual Limited, under Investment Management Agreements with:

INTERNAL CODE	ACCOUNT DETAILS	REGISTRATION DETAILS
AMCORP	National Nominees Ltd ACF: IOOF Account Account Code: PIAMC RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C ATPFAE 8622 - 16 5th Floor South 271 Collins Street Melbourne VIC 3000
ARF	JP Morgan Chase Nominees Ltd ACF: Australian Retirement Fund Account Code: PIARF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 13415 Locked Bag 7 Royal Exchange Sydney NSW 2000
CBAISF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 4 Account Code PICISF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASSD4 GPO Box 764G Melbourne VIC 3001
NSWTC	Cogent Nominees Pty Ltd ACF: NSW Treasury Corporation Account Code: PINSWT RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C HGFPTE P.O. Box R209 Royal Exchange Sydney NSW 1225
PIACT	JP Morgan Chase Nominees Ltd ACF: Australian Capital Territory Treasury Account Code: PIACT RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 32512 Locked Bag 7, Royal Exchange Sydney NSW 2000

PICATS	RBC Dexia Investor Services AUST Noms Pty Limited ACF: Catholic Superannuation Fund Account Code: PICATS GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C COPMUT/8536-28 5th Floor South 271 Collins Street Melbourne VIC 3000
PIEFM6	Cogent Nominees Pty Ltd ACF: EFM Australian Share Fund 6 Account Code: PIEFM6 RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited A/C WTXME6 P.O. Box R209 Royal Exchange Sydney NSW 1225
PIFIJI	National Nominees Limited ACF: Fiji National Provident Fund Account Code: PIFIJI RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C FNPCAE/9353-16 5th Floor South 271 Collins Street Melbourne VIC 3000
PIHEST	RBC Dexia Investor Services AUST Noms Pty Limited ACF: HEST Australia Limited Account Code: PIHEST GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 33112 Locked Bag 7, Royal Exchange Sydney NSW 2000
PIUUTD	Permanent Trustees Australia Ltd ACF: PI United Sector Leaders Property Fund Account Code: SMF0024 RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209, Royal Exchange Sydney NSW 1225
PIMIT	Guardian Trust Australia Ltd ACF: Perpetual Cogent James Fielding Meridian Investment Trust Account code PIMIT RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	Guardian Trust Australia Ltd <Meridian A/C> GPO Box 469 Sydney NSW 2001
PISTCF	RBC Dexia Investor Services AUST Noms Pty Limited ACF: SAS Trustee Corporation Account Code: PISTCF GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 34893 Locked Bag 7, Royal Exchange Sydney NSW 2000
PMCBUS	National Nominees Ltd ACF: Construction & Building Union Superannuation Fund Account Code: PICBUS RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C CBPFAE/5267-15 5th Floor South 271 Collins Street Melbourne VIC 3000
PMCGSF	Citicorp Nominees Pty Ltd ACF: Commonwealth Aust Shares Fund 11 Account Code: PICGSF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EASS11 GPO Box 764G Melbourne VIC 3001
PMCPSF	Citicorp Nominees Pty Ltd ACF:Commonwealth Property Fund 3 Account Code: PICPSF RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	Citicorp Nominees Pty Ltd A/C EPSS03 GPO Box 764G Melbourne VIC 3001
PMFR	Westpac Custodian Nominees ACF: Frank Russell Investment Management Account Code: PMFR RBC Global Services Australia Nominees Pty Limited GPO Box 5430 Sydney NSW 2001	Westpac Custodian Nominees State Street Fund BO8D Level 9 / 60 Pitt Street Sydney NSW 2000
PMHOST	JP Morgan Chase Nominees Limited ACF: Host - Plus Pty Ltd Account Code: PIHOST RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	JP Morgan Chase Nominees A/C 20004 Locked Bag 7 Royal Exchange Sydney NSW 2000
PML	Perpetual Management Limited Account Code: PTPML RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PMSTA	National Nominees Limited A/C: Super Trust of Australia Account Code: PISTA RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C: 5498-10 STPAAE 5th Floor South 271 Collins Street Melbourne VIC 3000
PNOM	Perpetual Nominees Pty Limited Account Code: PTPNOM RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTAL	Perpetual Australia Co Limited Account Code: PTPAL RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430, Sydney NSW 2000	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001

PTAN	Perpetual Nominees Limited Account Code: PTPAN RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTCO	Perpetual Trustee Co Limited Account Code: PTPCO RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTGEN	Perpetual Trustee Services General A/C Account Code: PTPGEN RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTNM	P.T.A. Nominees Limited ATF: Perpetual Trustees Nominees Limited Account Code: PTPNM RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTQLD	Perpetual Trustee Queensland Limited Account Code: PTPQLD RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTVIC	Perpetual Trustee Victoria Limited Account Code: PTNM RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
PTWA	Perpetual Trustee WA Limited Account Code: PTPWA RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PT A/C> GPO Box 5430 Sydney NSW 2001
QITE2	RBC Dexia Investor Services AUST Noms Pty Limited AFT: Quantitative Investments TE 2 Equity Fund Account Code: PIQTE2 GPO Box 5430 Sydney NSW 2001	RBC Dexia Investor Services AUST Noms Pty Limited <PIPOOLED A/C> GPO Box 5430 Sydney NSW 2001
SMF	Permanent Trustees Australia Ltd ACF: SMF Funds Management <SMF 0013> Account Code: PISMF RBC Global Services Australia Pty Limited GPO Box 5430 Sydney NSW 2001	Cogent Nominees Pty Limited PO Box R209 Royal Exchange Sydney NSW 1225
T2	Perpetual Trustee Company Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T3	Perpetual Trustees Victoria Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T4	Perpetual Trustees Queensland Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T6	Perpetual Trustees WA Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
T7	Perpetual Trustee Company Canberra Limited (Private Client Division)	Perpetual Trustee Company Limited GPO Box 4172 Sydney NSW 2001
TEL	National Nominees Limited ACF: Telstra Superannuation Pty Limited Account Code: PITEL RBC Dexia Investor Services AUST Noms Pty Limited GPO Box 5430 Sydney NSW 2001	National Australia Custodian Services A/C 3093-16 TSPPAE 5th Floor South 271 Collins Street Melbourne VIC 3000

Perpetual Limited
GPO BOX 4172
Sydney NSW 2001

ANNEXURE 2

PRESENT RELEVANT INTERESTS

Summary (Perpetual Trustees)

File

SGM (Sims Group Limited) | Portfolios

Portfolio	Fund	Holdings
✔ GSF	PM	3,632,806
✔ ICAS	PM	493,745
✔ NSWTC	PM	353,783
✔ PCEF	PM	1,207,139
✔ SMF	PM	161,598
✔ TEL	PM	770,601
✔ PMCBUS	PM	645,927
✔ PMHOST	PM	262,428
✔ PMSTA	PM	1,663,895
✔ PMCGSF	PM	395,718
✔ PMWSRF	PM	65,290
✔ PIWGAF	PM	1,034,873
✔ PIWSPF	PM	130,531
✔ PIACT	PM	193,238
✔ PIHEST	PM	480,155
✔ PCCEF	PC	155,660
✔ PISTCF	PM	51,982
✔ PIWQLS	PM	97,748
✔ PIBIAS	PM	10,595
✔ PICATS	PM	184,103
✔ PIEATF	PM	1,151
✔ PIWQMN	PM	33,624
✔ PIAEA7	PM	2,168
✔ PIRAF	PM	4,000

ANNEXURE 3

CHANGES IN RELEVANT INTERESTS

Account	Security		Volume		Value		Price	AsAtDate
AMCORP	SGM	-	6,463	-	138,584	$	21.44	19/09/2006
AMCORP	SGM	-	2,577	-	53,711	$	20.84	27/09/2006
AMCORP	SGM	-	2,971	-	62,887	$	21.17	28/09/2006
AMCORP	SGM	-	2,097	-	43,140	$	20.57	29/09/2006
AMCORP	SGM	-	489	-	10,078	$	20.61	02/10/2006
AMCORP	SGM	-	2,665	-	55,233	$	20.73	05/10/2006
AMCORP	SGM	-	3,499	-	73,923	$	21.13	06/10/2006
AMCORP	SGM	-	2,327	-	54,656	$	23.49	20/10/2006
AMCORP	SGM		996		22,111	$	22.20	30/10/2006
AMCORP	SGM		3,937		77,934	$	19.80	29/11/2006
AMCORP	SGM	-	213,445	-	4,215,539	$	19.75	05/12/2006
ARF	SGM	-	22,189	-	475,792	$	21.44	19/09/2006
ARF	SGM	-	11,554	-	240,812	$	20.84	27/09/2006
ARF	SGM	-	12,721	-	269,264	$	21.17	28/09/2006
ARF	SGM	-	8,986	-	184,861	$	20.57	29/09/2006
ARF	SGM	-	2,128	-	43,859	$	20.61	02/10/2006
ARF	SGM	-	11,457	-	237,450	$	20.73	05/10/2006
ARF	SGM	-	15,023	-	317,389	$	21.13	06/10/2006
ARF	SGM	-	9,792	-	229,991	$	23.49	20/10/2006
ARF	SGM		4,009		88,998	$	22.20	30/10/2006
ARF	SGM		19,253		381,121	$	19.80	29/11/2006
ARF	SGM		48,629		953,128	$	19.60	05/12/2006
ARF	SGM		566		11,137	$	19.68	05/12/2006
ARF	SGM	-	966,263	-	19,132,007	$	19.80	14/12/2006
GSF	SGM		398,270		8,204,362	$	20.60	20/09/2006
GSF	SGM	-	25,496	-	524,506	$	20.57	29/09/2006
GSF	SGM		38,584		856,549	$	22.20	30/10/2006
GSF	SGM	-	49,234	-	1,018,898	$	20.70	21/11/2006
GSF	SGM		19,760		382,384	$	19.35	04/12/2006
GSF	SGM		781		15,125	$	19.37	04/12/2006
GSF	SGM		129,999		2,528,481	$	19.45	04/12/2006
GSF	SGM	-	170,000	-	3,332,000	$	19.60	05/12/2006
GSF	SGM		102,690		2,013,771	$	19.61	06/12/2006
GSF	SGM		58,538		1,149,856	$	19.64	06/12/2006
GSF	SGM		209,990		4,121,306	$	19.63	07/12/2006
GSF	SGM		39,681		778,073	$	19.61	07/12/2006
GSF	SGM		5,000		97,985	$	19.60	07/12/2006
GSF	SGM		63,324		1,240,650	$	19.59	08/12/2006
GSF	SGM		21,967		430,145	$	19.58	08/12/2006
GSF	SGM		15,000		292,200	$	19.48	11/12/2006
GSF	SGM		1,940		38,024	$	19.60	11/12/2006
GSF	SGM		97,007		1,901,337	$	19.60	11/12/2006
GSF	SGM		71,471		1,396,579	$	19.54	11/12/2006
GSF	SGM		1,737		34,689	$	19.97	15/12/2006
GSF	SGM		7,745		154,680	$	19.97	18/12/2006
GSF	SGM		25,258		504,443	$	19.97	21/12/2006
GSF	SGM		1,880		37,575	$	19.99	22/12/2006
GSF	SGM		26,846		534,270	$	19.90	03/01/2007
GSF	SGM		23,270		459,315	$	19.74	04/01/2007
GSF	SGM		18,393		361,704	$	19.67	05/01/2007

GSF	SGM		16,249		318,939	$	19.63	08/01/2007
GSF	SGM		23,603		460,549	$	19.51	09/01/2007
GSF	SGM		28,564		551,591	$	19.31	10/01/2007
GSF	SGM		13,887		266,572	$	19.20	11/01/2007
GSF	SGM		20,597		400,902	$	19.46	12/01/2007
GSF	SGM		11,906		233,323	$	19.60	15/01/2007
GSF	SGM		27,063		532,481	$	19.68	16/01/2007
GSF	SGM		34,991		681,625	$	19.48	17/01/2007
GSF	SGM		12,298		240,004	$	19.52	17/01/2007
GSF	SGM		37,108		725,973	$	19.56	18/01/2007
ICAS	SGM	-	11,284	-	241,959	$	21.44	19/09/2006
ICAS	SGM	-	3,578	-	74,574	$	20.84	27/09/2006
ICAS	SGM	-	6,071	-	128,504	$	21.17	28/09/2006
ICAS	SGM	-	4,295	-	88,357	$	20.57	29/09/2006
ICAS	SGM	-	898	-	18,508	$	20.61	02/10/2006
ICAS	SGM	-	9,921	-	205,616	$	20.73	05/10/2006
ICAS	SGM	-	7,310	-	154,438	$	21.13	06/10/2006
ICAS	SGM	-	322	-	7,563	$	23.49	20/10/2006
ICAS	SGM		2,432		53,989	$	22.20	30/10/2006
ICAS	SGM		14,519		285,696	$	19.68	05/12/2006
ICAS	SGM		2,104		41,113	$	19.54	11/12/2006
ICAS	SGM		2,856		55,978	$	19.60	11/12/2006
ICAS	SGM		57		1,117	$	19.60	11/12/2006
ICAS	SGM		298		5,951	$	19.97	15/12/2006
ICAS	SGM		2,935		58,617	$	19.97	18/12/2006
ICAS	SGM		2,243		44,796	$	19.97	21/12/2006
ICAS	SGM		253		5,057	$	19.99	22/12/2006
ICAS	SGM		4,630		92,143	$	19.90	03/01/2007
ICAS	SGM		2,440		48,162	$	19.74	04/01/2007
ICAS	SGM		4,976		97,855	$	19.67	05/01/2007
ICAS	SGM		1,941		38,098	$	19.63	08/01/2007
ICAS	SGM		261		5,093	$	19.51	09/01/2007
ICAS	SGM		5,405		104,374	$	19.31	10/01/2007
ICAS	SGM		1,348		25,876	$	19.20	11/01/2007
ICAS	SGM		1,871		36,417	$	19.46	12/01/2007
ICAS	SGM		2,099		41,134	$	19.60	15/01/2007
ICAS	SGM		5,437		106,976	$	19.68	16/01/2007
ICAS	SGM		2,806		54,661	$	19.48	17/01/2007
ICAS	SGM		986		19,242	$	19.52	17/01/2007
ICAS	SGM		4,709		92,126	$	19.56	18/01/2007
NSWTC	SGM	-	8,557	-	183,485	$	21.44	19/09/2006
NSWTC	SGM	-	4,518	-	94,166	$	20.84	27/09/2006
NSWTC	SGM	-	4,905	-	103,824	$	21.17	28/09/2006
NSWTC	SGM	-	3,466	-	71,303	$	20.57	29/09/2006
NSWTC	SGM	-	821	-	16,921	$	20.61	02/10/2006
NSWTC	SGM	-	4,425	-	91,709	$	20.73	05/10/2006
NSWTC	SGM	-	5,825	-	123,064	$	21.13	06/10/2006
NSWTC	SGM	-	3,774	-	88,642	$	23.49	20/10/2006
NSWTC	SGM		1,633		36,252	$	22.20	30/10/2006
NSWTC	SGM	-	44,650	-	932,779	$	20.89	23/11/2006
NSWTC	SGM	-	3,597	-	74,574	$	20.73	24/11/2006
NSWTC	SGM		2,527		50,023	$	19.80	29/11/2006
NSWTC	SGM		6,419		125,812	$	19.60	05/12/2006
NSWTC	SGM		11,511		226,507	$	19.68	05/12/2006
NSWTC	SGM		1,979		38,778	$	19.59	12/12/2006
NSWTC	SGM		303		6,052	$	19.97	14/12/2006

NSWTC	SGM		1,125		22,467	$	19.97	15/12/2006
NSWTC	SGM		4,721		94,286	$	19.97	18/12/2006
NSWTC	SGM		2,852		56,759	$	19.90	03/01/2007
NSWTC	SGM		2,658		52,465	$	19.74	04/01/2007
NSWTC	SGM		4,019		79,035	$	19.67	05/01/2007
NSWTC	SGM		1,424		27,951	$	19.63	08/01/2007
NSWTC	SGM		1,146		22,361	$	19.51	09/01/2007
NSWTC	SGM		3,920		75,698	$	19.31	10/01/2007
NSWTC	SGM		1,315		25,242	$	19.20	11/01/2007
NSWTC	SGM		1,239		24,116	$	19.46	12/01/2007
NSWTC	SGM		1,473		28,867	$	19.60	15/01/2007
NSWTC	SGM		1,827		35,655	$	19.52	17/01/2007
NSWTC	SGM		5,199		101,277	$	19.48	17/01/2007
PCCEF	SGM	-	1,815	-	36,858	$	20.31	22/09/2006
PCCEF	SGM	-	1,071	-	22,322	$	20.84	27/09/2006
PCCEF	SGM	-	914	-	19,347	$	21.17	28/09/2006
PCCEF	SGM	-	733	-	15,079	$	20.57	29/09/2006
PCCEF	SGM	-	350	-	7,214	$	20.61	02/10/2006
PCCEF	SGM	-	1,045	-	21,658	$	20.73	05/10/2006
PCCEF	SGM	-	648	-	13,690	$	21.13	06/10/2006
PCCEF	SGM	-	1,502	-	35,278	$	23.49	20/10/2006
PCCEF	SGM		536		11,899	$	22.20	30/10/2006
PCCEF	SGM		326		6,309	$	19.35	04/12/2006
PCCEF	SGM		13		252	$	19.37	04/12/2006
PCCEF	SGM		2,148		41,779	$	19.45	04/12/2006
PCCEF	SGM		392		7,683	$	19.60	05/12/2006
PCCEF	SGM		1,175		23,121	$	19.68	05/12/2006
PCCEF	SGM		70,944		1,426,684	$	20.11	15/12/2006
PCCEF	SGM	-	2,599	-	51,908	$	19.97	18/12/2006
PCCEF	SGM		1,490		29,766	$	19.98	19/12/2006
PCCEF	SGM		1,162		23,207	$	19.97	21/12/2006
PCCEF	SGM		351		6,985	$	19.90	03/01/2007
PCCEF	SGM		1,000		19,739	$	19.74	04/01/2007
PCCEF	SGM		3,555		69,910	$	19.67	05/01/2007
PCCEF	SGM		299		5,834	$	19.51	09/01/2007
PCCEF	SGM		1,285		24,814	$	19.31	10/01/2007
PCCEF	SGM		362		6,949	$	19.20	11/01/2007
PCCEF	SGM		268		5,216	$	19.46	12/01/2007
PCCEF	SGM		256		5,017	$	19.60	15/01/2007
PCCEF	SGM		1,633		32,130	$	19.68	16/01/2007
PCCEF	SGM		986		19,207	$	19.48	17/01/2007
PCCEF	SGM		346		6,752	$	19.52	17/01/2007
PCCEF	SGM		1,130		22,107	$	19.56	18/01/2007
PIFIJI	SGM	-	1,003	-	21,507	$	21.44	19/09/2006
PIFIJI	SGM		3,820		78,692	$	20.60	20/09/2006
PIFIJI	SGM	-	709	-	14,586	$	20.57	29/09/2006
PIFIJI	SGM	-	8,290	-	188,556	$	22.75	26/10/2006
PIFIJI	SGM		678		15,051	$	22.20	30/10/2006
PIFIJI	SGM		830		16,430	$	19.80	29/11/2006
PIFIJI	SGM		378		7,409	$	19.60	05/12/2006
PIFIJI	SGM		2,035		40,044	$	19.68	05/12/2006
PIFIJI	SGM		1,131		22,161	$	19.59	12/12/2006
PIFIJI	SGM	-	70,316	-	1,426,712	$	20.29	20/12/2006
PCEF	SGM	-	18,153	-	368,642	$	20.31	22/09/2006
PCEF	SGM	-	13,535	-	282,101	$	20.84	27/09/2006
PCEF	SGM	-	13,464	-	284,991	$	21.17	28/09/2006

PCEF	SGM	-	10,911	-	224,462	$	20.57	29/09/2006
PCEF	SGM	-	3,810	-	78,526	$	20.61	02/10/2006
PCEF	SGM	-	15,498	-	321,201	$	20.73	05/10/2006
PCEF	SGM	-	10,010	-	211,480	$	21.13	06/10/2006
PCEF	SGM	-	10,868	-	255,263	$	23.49	20/10/2006
PCEF	SGM		10,334		229,411	$	22.20	30/10/2006
PCEF	SGM		35,228		685,185	$	19.45	04/12/2006
PCEF	SGM		5,355		103,627	$	19.35	04/12/2006
PCEF	SGM		211		4,086	$	19.37	04/12/2006
PCEF	SGM		6,075		119,070	$	19.60	05/12/2006
PCEF	SGM		17,801		350,277	$	19.68	05/12/2006
PCEF	SGM		10,273		205,168	$	19.97	21/12/2006
PCEF	SGM		2,460		49,167	$	19.99	22/12/2006
PCEF	SGM		5,150		102,492	$	19.90	03/01/2007
PCEF	SGM		7,265		143,400	$	19.74	04/01/2007
PCEF	SGM		15,357		302,000	$	19.67	05/01/2007
PCEF	SGM		1,129		22,029	$	19.51	09/01/2007
PCEF	SGM		9,831		189,843	$	19.31	10/01/2007
PCEF	SGM		2,983		57,261	$	19.20	11/01/2007
PCEF	SGM		6,070		118,147	$	19.46	12/01/2007
PCEF	SGM		2,270		44,485	$	19.60	15/01/2007
PCEF	SGM		10,052		197,779	$	19.68	16/01/2007
PCEF	SGM		12,102		235,747	$	19.48	17/01/2007
PCEF	SGM		4,254		83,020	$	19.52	17/01/2007
PCEF	SGM		9,974		195,129	$	19.56	18/01/2007
PIACT	SGM	-	4,217	-	85,637	$	20.31	22/09/2006
PIACT	SGM	-	2,721	-	56,712	$	20.84	27/09/2006
PIACT	SGM	-	2,101	-	44,472	$	21.17	28/09/2006
PIACT	SGM	-	1,716	-	35,302	$	20.57	29/09/2006
PIACT	SGM	-	814	-	16,777	$	20.61	02/10/2006
PIACT	SGM	-	565	-	11,710	$	20.73	05/10/2006
PIACT	SGM	-	1,418	-	29,958	$	21.13	06/10/2006
PIACT	SGM	-	3,946	-	92,682	$	23.49	20/10/2006
PIACT	SGM		1,510		33,521	$	22.20	30/10/2006
PIACT	SGM		3,700		73,243	$	19.80	29/11/2006
PIACT	SGM		7		136	$	19.37	04/12/2006
PIACT	SGM		1,222		23,768	$	19.45	04/12/2006
PIACT	SGM		186		3,599	$	19.35	04/12/2006
PIACT	SGM		7,004		137,278	$	19.60	05/12/2006
PIACT	SGM		2,775		54,605	$	19.68	05/12/2006
PIACT	SGM		552		10,986	$	19.90	03/01/2007
PIACT	SGM		1,015		20,035	$	19.74	04/01/2007
PIACT	SGM		4,333		85,210	$	19.67	05/01/2007
PIACT	SGM		590		11,512	$	19.51	09/01/2007
PIACT	SGM		1,254		24,216	$	19.31	10/01/2007
PIACT	SGM		739		14,186	$	19.20	11/01/2007
PIACT	SGM		150		2,920	$	19.46	12/01/2007
PIACT	SGM		378		7,408	$	19.60	15/01/2007
PIACT	SGM		1,147		22,385	$	19.52	17/01/2007
PIACT	SGM		3,263		63,563	$	19.48	17/01/2007
PIACT	SGM		1,442		28,211	$	19.56	18/01/2007
PIHEST	SGM	-	12,152	-	246,777	$	20.31	22/09/2006
PIHEST	SGM	-	6,760	-	140,894	$	20.84	27/09/2006
PIHEST	SGM	-	5,218	-	110,449	$	21.17	28/09/2006
PIHEST	SGM	-	4,261	-	87,658	$	20.57	29/09/2006
PIHEST	SGM	-	2,021	-	41,654	$	20.61	02/10/2006

PIHEST	SGM	-	1,379	-	28,580	$	20.73	05/10/2006
PIHEST	SGM	-	3,521	-	74,388	$	21.13	06/10/2006
PIHEST	SGM	-	9,803	-	230,249	$	23.49	20/10/2006
PIHEST	SGM		3,752		83,293	$	22.20	30/10/2006
PIHEST	SGM		9,255		183,206	$	19.80	29/11/2006
PIHEST	SGM		3,010		58,545	$	19.45	04/12/2006
PIHEST	SGM		457		8,844	$	19.35	04/12/2006
PIHEST	SGM		18		349	$	19.37	04/12/2006
PIHEST	SGM		17,430		341,628	$	19.60	05/12/2006
PIHEST	SGM		6,892		135,617	$	19.68	05/12/2006
PIHEST	SGM		1,367		27,205	$	19.90	03/01/2007
PIHEST	SGM		2,549		50,313	$	19.74	04/01/2007
PIHEST	SGM		10,766		211,717	$	19.67	05/01/2007
PIHEST	SGM		1,465		28,586	$	19.51	09/01/2007
PIHEST	SGM		3,111		60,076	$	19.31	10/01/2007
PIHEST	SGM		1,839		35,301	$	19.20	11/01/2007
PIHEST	SGM		372		7,241	$	19.46	12/01/2007
PIHEST	SGM		935		18,323	$	19.60	15/01/2007
PIHEST	SGM		8,104		157,866	$	19.48	17/01/2007
PIHEST	SGM		2,848		55,581	$	19.52	17/01/2007
PIHEST	SGM		3,579		70,019	$	19.56	18/01/2007
PIWGAF	SGM	-	17,474	-	374,690	$	21.44	19/09/2006
PIWGAF	SGM	-	30,061	-	619,458	$	20.61	25/09/2006
PIWGAF	SGM	-	11,305	-	235,622	$	20.84	27/09/2006
PIWGAF	SGM	-	10,492	-	222,083	$	21.17	28/09/2006
PIWGAF	SGM	-	7,523	-	154,764	$	20.57	29/09/2006
PIWGAF	SGM	-	1,377	-	28,381	$	20.61	02/10/2006
PIWGAF	SGM	-	10,128	-	209,906	$	20.73	05/10/2006
PIWGAF	SGM		27,973		591,763	$	21.15	06/10/2006
PIWGAF	SGM		18,459		398,685	$	21.60	12/10/2006
PIWGAF	SGM		35,018		802,896	$	22.93	19/10/2006
PIWGAF	SGM	-	5,530	-	129,886	$	23.49	20/10/2006
PIWGAF	SGM		3,868		85,868	$	22.20	30/10/2006
PIWGAF	SGM		56,927		1,237,963	$	21.75	31/10/2006
PIWGAF	SGM		16,621		337,594	$	20.31	16/11/2006
PIWGAF	SGM	-	66,864	-	1,320,357	$	19.75	29/11/2006
PIWGAF	SGM		17,074		337,987	$	19.80	29/11/2006
PIWGAF	SGM		3,762		73,735	$	19.60	05/12/2006
PIWGAF	SGM		32,001		629,696	$	19.68	05/12/2006
PIWGAF	SGM		8,322		163,065	$	19.59	12/12/2006
PIWGAF	SGM		1,721		34,372	$	19.97	14/12/2006
PIWGAF	SGM		6,637		132,544	$	19.97	15/12/2006
PIWGAF	SGM		32,000		638,400	$	19.95	18/12/2006
PIWGAF	SGM		151		3,018	$	19.99	22/12/2006
PIWGAF	SGM		4,227		84,123	$	19.90	03/01/2007
PIWGAF	SGM		6,858		135,367	$	19.74	04/01/2007
PIWGAF	SGM		10,445		205,404	$	19.67	05/01/2007
PIWGAF	SGM		6,807		133,609	$	19.63	08/01/2007
PIWGAF	SGM		1,539		30,029	$	19.51	09/01/2007
PIWGAF	SGM		10,281		198,533	$	19.31	10/01/2007
PIWGAF	SGM		5,441		104,444	$	19.20	11/01/2007
PIWGAF	SGM		4,106		79,920	$	19.46	12/01/2007
PIWGAF	SGM		4,382		85,874	$	19.60	15/01/2007
PIWGAF	SGM		5,503		107,395	$	19.52	17/01/2007
PIWGAF	SGM		15,659		305,037	$	19.48	17/01/2007
PIWGAF	SGM		2,551		49,907	$	19.56	18/01/2007

PIWSPF	SGM	-	1,571	-	33,686	$	21.44	19/09/2006
PIWSPF	SGM		108		2,225	$	20.60	20/09/2006
PIWSPF	SGM		1,670		33,888	$	20.29	22/09/2006
PIWSPF	SGM	-	834	-	17,382	$	20.84	27/09/2006
PIWSPF	SGM	-	1,622	-	34,333	$	21.17	28/09/2006
PIWSPF	SGM	-	983	-	20,222	$	20.57	29/09/2006
PIWSPF	SGM	-	112	-	2,308	$	20.61	02/10/2006
PIWSPF	SGM	-	569	-	11,793	$	20.73	05/10/2006
PIWSPF	SGM	-	1,670	-	35,282	$	21.13	06/10/2006
PIWSPF	SGM		1,663		36,918	$	22.20	30/10/2006
PIWSPF	SGM		212		4,197	$	19.80	29/11/2006
PIWSPF	SGM		2,799		54,860	$	19.60	05/12/2006
PIWSPF	SGM		3,797		74,715	$	19.68	05/12/2006
PIWSPF	SGM		679		13,305	$	19.59	12/12/2006
PIWSPF	SGM		152		3,036	$	19.97	14/12/2006
PIWSPF	SGM		743		14,838	$	19.97	15/12/2006
PIWSPF	SGM		206		4,114	$	19.97	18/12/2006
PIWSPF	SGM		1,721		34,371	$	19.97	21/12/2006
PIWSPF	SGM		579		11,572	$	19.99	22/12/2006
PIWSPF	SGM		6,533		131,945	$	20.20	02/01/2007
PIWSPF	SGM		1,367		27,205	$	19.90	03/01/2007
PIWSPF	SGM		744		14,685	$	19.74	04/01/2007
PIWSPF	SGM		1,586		31,189	$	19.67	05/01/2007
PIWSPF	SGM		628		12,327	$	19.63	08/01/2007
PIWSPF	SGM		820		16,000	$	19.51	09/01/2007
PIWSPF	SGM		1,575		30,414	$	19.31	10/01/2007
PIWSPF	SGM		475		9,118	$	19.20	11/01/2007
PIWSPF	SGM		512		9,966	$	19.46	12/01/2007
PIWSPF	SGM		434		8,505	$	19.60	15/01/2007
PIWSPF	SGM		805		15,710	$	19.52	17/01/2007
PIWSPF	SGM		2,289		44,590	$	19.48	17/01/2007
PIWSPF	SGM		602		11,777	$	19.56	18/01/2007
PMCBUS	SGM	-	26,764	-	543,510	$	20.31	22/09/2006
PMCBUS	SGM	-	8,872	-	184,913	$	20.84	27/09/2006
PMCBUS	SGM	-	7,052	-	149,269	$	21.17	28/09/2006
PMCBUS	SGM	-	5,790	-	119,112	$	20.57	29/09/2006
PMCBUS	SGM	-	2,646	-	54,535	$	20.61	02/10/2006
PMCBUS	SGM	-	1,773	-	36,746	$	20.73	05/10/2006
PMCBUS	SGM	-	3,475	-	73,416	$	21.13	06/10/2006
PMCBUS	SGM	-	14,466	-	339,772	$	23.49	20/10/2006
PMCBUS	SGM		4,478		99,410	$	22.20	30/10/2006
PMCBUS	SGM		9,407		186,215	$	19.80	29/11/2006
PMCBUS	SGM		16,377		318,533	$	19.45	04/12/2006
PMCBUS	SGM		2,489		48,166	$	19.35	04/12/2006
PMCBUS	SGM		98		1,898	$	19.37	04/12/2006
PMCBUS	SGM		9,616		188,474	$	19.60	05/12/2006
PMCBUS	SGM		9,544		187,801	$	19.68	05/12/2006
PMCBUS	SGM		6,356		124,543	$	19.59	12/12/2006
PMCBUS	SGM		2,010		40,154	$	19.98	19/12/2006
PMCBUS	SGM		6,799		135,787	$	19.97	21/12/2006
PMCBUS	SGM		2,326		46,290	$	19.90	03/01/2007
PMCBUS	SGM		3,538		69,835	$	19.74	04/01/2007
PMCBUS	SGM		14,972		294,429	$	19.67	05/01/2007
PMCBUS	SGM		2,109		41,151	$	19.51	09/01/2007
PMCBUS	SGM		4,326		83,538	$	19.31	10/01/2007
PMCBUS	SGM		2,549		48,930	$	19.20	11/01/2007

PMCBUS	SGM		449		8,739	$	19.46	12/01/2007
PMCBUS	SGM		1,282		25,123	$	19.60	15/01/2007
PMCGSF	SGM	-	8,593	-	184,257	$	21.44	19/09/2006
PMCGSF	SGM		6,028		122,329	$	20.29	22/09/2006
PMCGSF	SGM	-	3,985	-	83,057	$	20.84	27/09/2006
PMCGSF	SGM	-	4,857	-	102,808	$	21.17	28/09/2006
PMCGSF	SGM	-	3,385	-	69,637	$	20.57	29/09/2006
PMCGSF	SGM	-	660	-	13,603	$	20.61	02/10/2006
PMCGSF	SGM	-	4,248	-	88,041	$	20.73	05/10/2006
PMCGSF	SGM	-	5,668	-	119,747	$	21.13	06/10/2006
PMCGSF	SGM	-	4,178	-	98,131	$	23.49	20/10/2006
PMCGSF	SGM		1,588		35,253	$	22.20	30/10/2006
PMCGSF	SGM		5,938		117,545	$	19.80	29/11/2006
PMCGSF	SGM		5,286		103,606	$	19.60	05/12/2006
PMCGSF	SGM		12,742		250,729	$	19.68	05/12/2006
PMCGSF	SGM		2,111		41,364	$	19.59	12/12/2006
PMCGSF	SGM		288		5,752	$	19.97	14/12/2006
PMCGSF	SGM		2,105		42,038	$	19.97	15/12/2006
PMCGSF	SGM		1,696		33,872	$	19.97	18/12/2006
PMCGSF	SGM		1,401		27,882	$	19.90	03/01/2007
PMCGSF	SGM		2,881		56,867	$	19.74	04/01/2007
PMCGSF	SGM		4,813		94,649	$	19.67	05/01/2007
PMCGSF	SGM		1,680		32,975	$	19.63	08/01/2007
PMCGSF	SGM		1,643		32,059	$	19.51	09/01/2007
PMCGSF	SGM		3,929		75,872	$	19.31	10/01/2007
PMCGSF	SGM		1,955		37,528	$	19.20	11/01/2007
PMCGSF	SGM		877		17,070	$	19.46	12/01/2007
PMCGSF	SGM		1,388		27,201	$	19.60	15/01/2007
PMCGSF	SGM		5,164		100,595	$	19.48	17/01/2007
PMCGSF	SGM		1,815		35,421	$	19.52	17/01/2007
PMHOST	SGM	-	5,904	-	119,895	$	20.31	22/09/2006
PMHOST	SGM	-	3,820	-	79,618	$	20.84	27/09/2006
PMHOST	SGM	-	2,948	-	62,400	$	21.17	28/09/2006
PMHOST	SGM	-	2,407	-	49,517	$	20.57	29/09/2006
PMHOST	SGM	-	1,141	-	23,516	$	20.61	02/10/2006
PMHOST	SGM	-	780	-	16,166	$	20.73	05/10/2006
PMHOST	SGM	-	1,990	-	42,043	$	21.13	06/10/2006
PMHOST	SGM	-	5,538	-	130,074	$	23.49	20/10/2006
PMHOST	SGM		2,118		47,019	$	22.20	30/10/2006
PMHOST	SGM		3,832		75,856	$	19.80	29/11/2006
PMHOST	SGM		2,858		55,588	$	19.45	04/12/2006
PMHOST	SGM		434		8,399	$	19.35	04/12/2006
PMHOST	SGM		17		329	$	19.37	04/12/2006
PMHOST	SGM		8,556		167,698	$	19.60	05/12/2006
PMHOST	SGM		3,891		76,565	$	19.68	05/12/2006
PMHOST	SGM		1,344		26,430	$	19.67	05/01/2007
PMHOST	SGM		397		7,746	$	19.51	09/01/2007
PMHOST	SGM		2,087		40,301	$	19.31	10/01/2007
PMHOST	SGM		669		12,842	$	19.20	11/01/2007
PMHOST	SGM		493		9,596	$	19.46	12/01/2007
PMHOST	SGM		496		9,720	$	19.60	15/01/2007
PMHOST	SGM		2,529		49,760	$	19.68	16/01/2007
PMHOST	SGM		2,369		46,148	$	19.48	17/01/2007
PMHOST	SGM		833		16,257	$	19.52	17/01/2007
PMHOST	SGM		2,172		42,493	$	19.56	18/01/2007
PMSTA	SGM	-	18,935	-	384,523	$	20.31	22/09/2006

PMSTA	SGM	-	9,212	-	191,999	$	20.84	27/09/2006
PMSTA	SGM	-	8,750	-	185,210	$	21.17	28/09/2006
PMSTA	SGM	-	5,649	-	116,212	$	20.57	29/09/2006
PMSTA	SGM	-	1,172	-	24,155	$	20.61	02/10/2006
PMSTA	SGM	-	5,822	-	120,663	$	20.73	05/10/2006
PMSTA	SGM	-	5,179	-	109,416	$	21.13	06/10/2006
PMSTA	SGM	-	6,260	-	147,032	$	23.49	20/10/2006
PMSTA	SGM		5,963		132,376	$	22.20	30/10/2006
PMSTA	SGM		4,480		88,683	$	19.80	29/11/2006
PMSTA	SGM		3,754		73,015	$	19.45	04/12/2006
PMSTA	SGM		571		11,050	$	19.35	04/12/2006
PMSTA	SGM		23		445	$	19.37	04/12/2006
PMSTA	SGM		28,241		553,524	$	19.60	05/12/2006
PMSTA	SGM		9,084		178,750	$	19.68	05/12/2006
PMSTA	SGM	-	9,000	-	176,670	$	19.63	12/12/2006
PMSTA	SGM		966,263		19,132,007	$	19.80	14/12/2006
PMSTA	SGM	-	32,000	-	638,400	$	19.95	18/12/2006
PMSTA	SGM		2,000		40,460	$	20.23	29/12/2006
PMSTA	SGM		17,945		357,129	$	19.90	03/01/2007
PMSTA	SGM		9,329		184,140	$	19.74	04/01/2007
PMSTA	SGM		17,000		333,679	$	19.63	08/01/2007
PMSTA	SGM		11,309		220,665	$	19.51	09/01/2007
PMSTA	SGM		10,871		209,927	$	19.31	10/01/2007
PMSTA	SGM		10,963		210,444	$	19.20	11/01/2007
PMSTA	SGM		9,242		179,887	$	19.46	12/01/2007
PMSTA	SGM		7,779		152,446	$	19.60	15/01/2007
PMSTA	SGM		10,531		205,520	$	19.52	17/01/2007
PMSTA	SGM		29,965		583,718	$	19.48	17/01/2007
PMSTA	SGM		12,397		242,532	$	19.56	18/01/2007
PMWSRF	SGM	-	402,198	-	8,285,279	$	20.60	20/09/2006
SMF	SGM	-	4,064	-	87,143	$	21.44	19/09/2006
SMF	SGM	-	1,808	-	37,683	$	20.84	27/09/2006
SMF	SGM	-	2,041	-	43,202	$	21.17	28/09/2006
SMF	SGM	-	1,439	-	29,603	$	20.57	29/09/2006
SMF	SGM	-	332	-	6,843	$	20.61	02/10/2006
SMF	SGM	-	1,833	-	37,989	$	20.73	05/10/2006
SMF	SGM	-	2,403	-	50,768	$	21.13	06/10/2006
SMF	SGM	-	1,929	-	45,308	$	23.49	20/10/2006
SMF	SGM		684		15,185	$	22.20	30/10/2006
SMF	SGM	-	4,025	-	79,469	$	19.74	29/11/2006
SMF	SGM		2,757		54,576	$	19.80	29/11/2006
SMF	SGM		2,997		58,741	$	19.60	05/12/2006
SMF	SGM		5,341		105,097	$	19.68	05/12/2006
SMF	SGM	-	3,444	-	67,760	$	19.67	12/12/2006
SMF	SGM	-	556	-	10,881	$	19.57	12/12/2006
SMF	SGM		4,298		85,841	$	19.97	14/12/2006
SMF	SGM	-	4,581	-	91,583	$	19.99	15/12/2006
SMF	SGM		2,539		50,708	$	19.97	18/12/2006
SMF	SGM		1,689		33,613	$	19.90	03/01/2007
SMF	SGM		1,219		24,061	$	19.74	04/01/2007
SMF	SGM		1,839		36,164	$	19.67	05/01/2007
SMF	SGM		644		12,641	$	19.63	08/01/2007
SMF	SGM		608		11,863	$	19.51	09/01/2007
SMF	SGM		1,719		33,195	$	19.31	10/01/2007
SMF	SGM		614		11,786	$	19.20	11/01/2007
SMF	SGM		599		11,659	$	19.46	12/01/2007

SMF	SGM		664		13,012	$	19.60	15/01/2007
SMF	SGM		2,355		45,875	$	19.48	17/01/2007
SMF	SGM		828		16,159	$	19.52	17/01/2007
TEL	SGM	-	18,800	-	403,123	$	21.44	19/09/2006
TEL	SGM	-	9,784	-	203,921	$	20.84	27/09/2006
TEL	SGM	-	10,772	-	228,010	$	21.17	28/09/2006
TEL	SGM	-	7,610	-	156,554	$	20.57	29/09/2006
TEL	SGM	-	1,802	-	37,140	$	20.61	02/10/2006
TEL	SGM	-	9,722	-	201,491	$	20.73	05/10/2006
TEL	SGM	-	12,722	-	268,776	$	21.13	06/10/2006
TEL	SGM	-	118,676	-	2,565,775	$	21.62	09/10/2006
TEL	SGM	-	7,139	-	167,678	$	23.49	20/10/2006
TEL	SGM		2,734		60,694	$	22.20	30/10/2006
TEL	SGM		12,472		246,888	$	19.80	29/11/2006
TEL	SGM		14,730		288,708	$	19.60	05/12/2006
TEL	SGM		24,775		487,508	$	19.68	05/12/2006
TEL	SGM		1,410		27,628	$	19.59	12/12/2006
TEL	SGM		878		17,536	$	19.97	14/12/2006
TEL	SGM		3,224		64,385	$	19.97	15/12/2006
TEL	SGM		4,727		94,406	$	19.97	18/12/2006
TEL	SGM		4,601		91,889	$	19.97	21/12/2006
TEL	SGM		575		11,492	$	19.99	22/12/2006
TEL	SGM		8,413		167,430	$	19.90	03/01/2007
TEL	SGM		5,795		114,385	$	19.74	04/01/2007
TEL	SGM		8,745		171,973	$	19.67	05/01/2007
TEL	SGM		3,127		61,377	$	19.63	08/01/2007
TEL	SGM		2,880		56,195	$	19.51	09/01/2007
TEL	SGM		8,227		158,869	$	19.31	10/01/2007
TEL	SGM		2,965		56,916	$	19.20	11/01/2007
TEL	SGM		2,695		52,456	$	19.46	12/01/2007
TEL	SGM		3,131		61,359	$	19.60	15/01/2007
TEL	SGM		11,205		218,273	$	19.48	17/01/2007
TEL	SGM		3,938		76,853	$	19.52	17/01/2007
SSCEF	SGM	-	3,107	-	63,095	$	20.31	22/09/2006
SSCEF	SGM	-	1,273	-	26,532	$	20.84	27/09/2006
SSCEF	SGM	-	959	-	20,299	$	21.17	28/09/2006
SSCEF	SGM	-	784	-	16,129	$	20.57	29/09/2006
SSCEF	SGM	-	1,121	-	23,104	$	20.61	02/10/2006
SSCEF	SGM	-	994	-	20,601	$	20.73	05/10/2006
SSCEF	SGM	-	199	-	4,204	$	21.13	06/10/2006
SSCEF	SGM	-	1,536	-	36,077	$	23.49	20/10/2006
SSCEF	SGM		577		12,809	$	22.20	30/10/2006
SSCEF	SGM		1,868		36,333	$	19.45	04/12/2006
SSCEF	SGM		284		5,496	$	19.35	04/12/2006
SSCEF	SGM		11		213	$	19.37	04/12/2006
SSCEF	SGM		342		6,703	$	19.60	05/12/2006
SSCEF	SGM		1,247		24,538	$	19.68	05/12/2006
SSCEF	SGM	-	6,662	-	130,585	$	19.60	07/12/2006
SSCEF	SGM	-	70,944	-	1,426,684	$	20.11	15/12/2006
PICATS	SGM	-	3,958	-	80,377	$	20.31	22/09/2006
PICATS	SGM	-	2,779	-	57,921	$	20.84	27/09/2006
PICATS	SGM	-	2,142	-	45,340	$	21.17	28/09/2006
PICATS	SGM	-	1,749	-	35,981	$	20.57	29/09/2006
PICATS	SGM	-	833	-	17,168	$	20.61	02/10/2006
PICATS	SGM	-	480	-	9,948	$	20.73	05/10/2006
PICATS	SGM	-	1,440	-	30,423	$	21.13	06/10/2006

PICATS	SGM	-	4,004	-	94,044	$	23.49	20/10/2006
PICATS	SGM		2,431		53,967	$	22.20	30/10/2006
PICATS	SGM		4,326		85,635	$	19.80	29/11/2006
PICATS	SGM		1,536		29,875	$	19.45	04/12/2006
PICATS	SGM		234		4,528	$	19.35	04/12/2006
PICATS	SGM		9		174	$	19.37	04/12/2006
PICATS	SGM		7,344		143,942	$	19.60	05/12/2006
PICATS	SGM		2,860		56,277	$	19.68	05/12/2006
PICATS	SGM	-	15,000	-	292,200	$	19.48	11/12/2006
PICATS	SGM		2,061		40,384	$	19.59	12/12/2006
PICATS	SGM		2,490		48,967	$	19.67	05/01/2007
PICATS	SGM		202		3,941	$	19.51	09/01/2007
PICATS	SGM		1,508		29,121	$	19.31	10/01/2007
PICATS	SGM		396		7,602	$	19.20	11/01/2007
PICATS	SGM		456		8,876	$	19.46	12/01/2007
PICATS	SGM		323		6,330	$	19.60	15/01/2007
PICATS	SGM		3,286		64,654	$	19.68	16/01/2007
PICATS	SGM		1,539		29,980	$	19.48	17/01/2007
PICATS	SGM		541		10,558	$	19.52	17/01/2007
PICATS	SGM		2,230		43,627	$	19.56	18/01/2007
PIEATF	SGM	-	2	-	43	$	21.44	19/09/2006
PIEATF	SGM	-	14	-	292	$	20.84	27/09/2006
PIEATF	SGM	-	11	-	226	$	20.57	29/09/2006
PIEATF	SGM	-	45	-	927	$	20.61	02/10/2006
PIEATF	SGM	-	36	-	746	$	20.73	05/10/2006
PIEATF	SGM	-	64	-	1,503	$	23.49	20/10/2006
PIEATF	SGM		10		196	$	19.63	07/12/2006
PIEATF	SGM		2		39	$	19.61	07/12/2006
PIEATF	SGM	-	68	-	1,359	$	19.99	14/12/2006
PIEATF	SGM		123		2,457	$	19.97	18/12/2006
PIEATF	SGM	-	34	-	679	$	19.98	21/12/2006
PIEATF	SGM		41		819	$	19.97	21/12/2006
PIEATF	SGM		29		560	$	19.31	10/01/2007
PIEATF	SGM		4		78	$	19.46	12/01/2007
PIWQLS	SGM		19,748		394,127	$	19.96	12/09/2006
PIWQLS	SGM		78,000		1,609,530	$	20.64	29/09/2006
PISTCF	SGM		23,758		474,157	$	19.96	12/09/2006
PISTCF	SGM		28,000		600,496	$	21.45	19/09/2006
PISTCF	SGM		224		4,621	$	20.63	21/11/2006
QITE2	SGM		4,836		96,516	$	19.96	12/09/2006
QITE2	SGM		10,000		214,463	$	21.45	19/09/2006
QITE2	SGM	-	5,400	-	115,363	$	21.36	16/10/2006
QITE2	SGM	-	224	-	4,621	$	20.63	21/11/2006
QITE2	SGM	-	9,212	-	180,279	$	19.57	08/12/2006
PMWSRF	SGM		52,734		1,106,301	$	20.98	02/11/2006
PMWSRF	SGM		11		213	$	19.36	04/12/2006
PMWSRF	SGM		1,894		36,838	$	19.45	04/12/2006
PMWSRF	SGM		288		5,573	$	19.35	04/12/2006
PMWSRF	SGM		96		1,919	$	19.99	22/12/2006
PMWSRF	SGM		2,816		55,377	$	19.67	05/01/2007
PMWSRF	SGM		500		9,814	$	19.63	08/01/2007
PMWSRF	SGM		1,500		28,794	$	19.20	11/01/2007
PMWSRF	SGM		1,000		19,516	$	19.52	17/01/2007
PMWSRF	SGM		2,845		55,421	$	19.48	17/01/2007
PMWSRF	SGM		1,606		31,419	$	19.56	18/01/2007
PIBIAS	SGM		1,076		22,573	$	20.98	02/11/2006

PIBIAS	SGM	5,151	104,948	$	20.37	17/11/2006
PIBIAS	SGM	16	310	$	19.35	04/12/2006
PIBIAS	SGM	1	19	$	19.36	04/12/2006
PIBIAS	SGM	106	2,062	$	19.45	04/12/2006
PIBIAS	SGM	810	15,884	$	19.61	06/12/2006
PIBIAS	SGM	462	9,075	$	19.64	06/12/2006
PIBIAS	SGM	101	1,974	$	19.54	11/12/2006
PIBIAS	SGM	137	2,685	$	19.60	11/12/2006
PIBIAS	SGM	3	59	$	19.60	11/12/2006
PIBIAS	SGM	6	120	$	20.04	22/12/2006
PIBIAS	SGM	1,423	27,720	$	19.48	17/01/2007
PIBIAS	SGM	500	9,758	$	19.52	17/01/2007
PIBIAS	SGM	803	15,710	$	19.56	18/01/2007
PIWQMN	SGM	24,209	512,710	$	21.18	15/11/2006
PIWQMN	SGM	9,415	197,172	$	20.94	16/11/2006
PIAEA7	SGM	2,168	42,484	$	19.60	11/12/2006
PIRAF	SGM	4,000	79,862	$	19.97	14/12/2006

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To **Sims Group Limited (SGM)**
ACN/ARSN **008 634 526**

1. Details of substantial holder

Name **Barclays Global Investors Australia Limited** on behalf of the Barclays Group (**"BGI"**)
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

The holder ceased to be a substantial holder on 10 January 2007

The previous notice was given to the company on 18 October 2006

The previous notice was dated 18 October 2006

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interests of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
10/01/07	BGI – *see Annexure A*	Reduction in voting power	Average price $20.78	Ordinary 367,259	0.33%

3. Changes in association

The persons who have becomes associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	See Annexure A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	Level 1, 111 Harrington Street, Sydney NSW 2000

Signature

____
Company Secretary
Barclays Global Investors Australia

_____/_____/2007
Date

This is "Annexure A" of 1 page referred to in Form 605 Notice of ceasing to be a substantial holder

Relevant interest in Sims Group Limited (SGM) held by members of the Barclays Group.

The list of Barclays entities with relevant interest are as follows:

Barclays Global Investors Ltd
Barclays Global Investors Ltd
Barclays Global Investors, N.A.
Barclays Capital Inc
Barclays Capital Securities Ltd
Barclays Global Investors Australia Ltd
Barclays Global Investors Ltd
Barclays Global Investors Ltd

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in SGM for which the members of the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in SGM was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in SGM.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the Barclays Group.

______________________________ ______/______/2007

Company Secretary Date
Barclays Global Investors Australia

END